==============================================================================




                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                    November                             2004
                        ------------------------------------        -----------

Commission File Number  ------------------------------------


                          ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


 7373 Cote Vertu West, P. O. Box 14000, Saint-Laurent, Quebec, Canada, H4Y 1H4
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                  Form 40-F     X
                           -----------                -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                          No       X
                    -------------                 -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

===============================================================================

DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
--------

     1 Consolidated Unaudited Statements of Operations and Retained Earnings (Deficit) and Cash Flow of the Registrant for the three and nine month periods ended September 30, 2004 and September 30, 2003 and the Consolidated Unaudited Statement of Financial Position of the Registrant as at September 30, 2004.

     2 Management's Discussion and Analysis of the Registrant for the three month period ended September 30, 2004.

     3 Press Release, dated November 12, 2004, titled "ACE Aviation Holdings Inc. Releases Third Quarter Results: Reports $243 Million of Operating Income Before Reorganization and Restructuring Items."

     4 Certification of Chief Executive Officer of Interim Filings during Transition Period.

     5 Certification of Chief Financial Officer of Interim Filings during Transition Period.

                                                                     DOCUMENT 1


ACE AVIATION HOLDINGS INC.
Consolidated Statement of Operations and Retained Earnings (Deficit)
----------------------------------------------------------------------------------------------------------------------------

(in millions except per share figures) (unaudited)                        Predecessor Company - Air Canada (note 1)
                                                               -------------------------------------------------------------
                                                                   Three Months Ended              Nine Months Ended
                                                                      September 30                   September 30
                                                               ----------------------------   ------------------------------
                                                                   2004           2003            2004            2003
                                                               -------------  -------------   --------------  --------------
Operating revenues
    Passenger                                                    $    2,123      $   1,901       $    5,628      $    5,243
    Cargo                                                               142            122              405             388
    Other                                                               231            205              805             760
                                                               -------------  -------------   --------------  --------------
                                                                      2,496          2,228            6,838           6,391
                                                               -------------  -------------   --------------  --------------
Operating expenses
    Salaries, wages and benefits                                        630            657            1,989           2,195
    Aircraft fuel                                                       462            324            1,174             963
    Aircraft rent                                                       157            257              521             799
    Airport and navigation fees                                         206            214              616             575
    Aircraft maintenance, materials and supplies                         80             75              265             305
    Communications and information technology                            73             92              236             295
    Food, beverages and supplies                                         98             92              264             258
    Depreciation, amortization and obsolescence                         114             89              312             272
    Commissions                                                          78             74              240             214
    Other                                                               355            337            1,101           1,122
                                                               -------------  -------------   --------------  --------------
                                                                      2,253          2,211            6,718           6,998
                                                               -------------  -------------   --------------  --------------

Operating income (loss) before reorganization
    and Restructuring Items                                             243             17              120            (607)
    Reorganization and restructuring items (note 6)                    (313)          (273)            (871)           (490)

Non-operating income (expense)
    Interest income                                                       2              6                6              21
    Interest expense                                                    (62)           (18)            (169)            (96)
    Interest capitalized                                                  -              -                -               4
    Loss on sale of and provisions on assets (note 7)                   (62)            (1)             (75)            (50)
    Other                                                               (11)            (7)             (10)            (29)
                                                               -------------  -------------   --------------  --------------
                                                                       (133)           (20)            (248)           (150)
                                                               -------------  -------------   --------------  --------------

Loss before foreign exchange on non-compromised
  long-term monetary items and income taxes                            (203)          (276)            (999)         (1,247)

Foreign exchange gain                                                   123             16              106             144
                                                               -------------  -------------   --------------  --------------

Loss before income taxes                                                (80)          (260)            (893)         (1,103)

Recovery of (provision for) income taxes                                 (1)            (3)              (2)              4
                                                               -------------  -------------   --------------  --------------

Loss for the period                                                  $  (81)        $ (263)            (895)         (1,099)
                                                               =============  =============

Plan of arrangement and fresh start reporting (note 5)                                                6,042               -

Deficit, beginning of period                                                                         (5,147)         (3,280)
                                                                                              --------------  --------------

Deficit, end of period                                                                            $       -        $ (4,379)
                                                                                              ==============  ==============
Loss per share
    - Basic and diluted                                         $    (0.67)     $   (2.18)        $  (7.45)    $     (9.14)
                                                               =============  =============   ==============  ==============

The accompanying notes are an integral part of the consolidated financial statements



ACE AVIATION HOLDINGS INC.
Consolidated Statement of Financial Position
-----------------------------------------------------------------------------------------------------------------

(in millions) (unaudited)                                                            Successor      Predecessor
                                                                                  Company (note 5)    Company
                                                                                  ---------------  --------------
                                                                                   September 30     December 31
                                                                                  ---------------  --------------
                                                                                       2004            2003
                                                                                  ---------------  --------------
ASSETS

Current
    Cash and cash equivalents                                                        $     1,939      $      670
    Restricted cash                                                                           62             157
    Accounts receivable                                                                      732             502
    Spare parts, materials and supplies                                                      202             211
    Prepaid expenses                                                                         140             171
                                                                                  ---------------  --------------
                                                                                           3,075           1,711

Property and equipment (note 7)                                                            3,665           1,700

Deferred charges                                                                             111           2,340

Goodwill                                                                                       -             510

Intangible assets (note 8)                                                                 1,875             164

Other assets                                                                                 106             485
                                                                                  ---------------  --------------
                                                                                        $  8,832        $  6,910
                                                                                  ===============  ==============

LIABILITIES

Liabilities not subject to compromise

  Current
   Accounts payable and accrued liabilities                                          $     1,315     $     1,508
   Advance ticket sales                                                                    1,129             721
   Current portion of long-term debt and capital lease obligations                           239             173
                                                                                  ---------------  --------------
                                                                                           2,683           2,402

  Long-term debt and capital lease obligations (note 9)                                    2,551             332

  Convertible preferred shares (note 11)                                                     127               -

  Future income taxes                                                                        434              11

  Pension and other benefit liabilities (note 14)                                          2,368             964

  Other long-term liabilities                                                              1,280             679

  Deferred credits                                                                             -           1,364
                                                                                  ---------------  --------------
                                                                                           9,443           5,752

Liabilities subject to compromise                                                              -           5,313
                                                                                  ---------------  --------------
                                                                                           9,443          11,065
                                                                                  ---------------  --------------

SHAREHOLDERS' EQUITY

Share capital and other equity (note 11)                                                    (611)            967

Contributed surplus                                                                            -              25

Deficit                                                                                        -          (5,147)
                                                                                  ---------------  --------------
                                                                                            (611)         (4,155)
                                                                                  ---------------  --------------
                                                                                        $  8,832        $  6,910
                                                                                  ===============  ==============

The accompanying notes are an integral part of the consolidated financial statements



ACE AVIATION HOLDINGS INC.
Consolidated Statement of Cash Flow
---------------------------------------------------------------------------------------------------------------------------------

(in millions) (unaudited)
                                                                             Predecessor Company - Air Canada (note 1) (1)
                                                                       ----------------------------------------------------------
                                                                           Three  Months Ended              Nine Months Ended
                                                                               September 30                   September 30
                                                                       ----------------------------  ----------------------------
Cash flows from (used for)                                                 2004           2003            2004            2003
                                                                       -------------  -------------  ---------------  -----------

Operating
    Loss for the period                                                      (81)          (263)           (895)         (1,099)

    Adjustments to reconcile to net cash provided by operations
       Reorganization and restructuring items (note 6)                       281            255             786             458
       Depreciation, amortization and obsolescence                           114             89             312             272
       Loss on sale of and provisions on assets (note 7)                      62              1              75              50
       Foreign exchange                                                     (123)           (16)           (106)           (144)
       Future income taxes                                                     1             (1)             (5)            (15)
       Employee future benefit funding less than expense                      23             71              98             212
       Decrease (increase) in accounts receivable                            (15)             6            (191)             45
       Decrease (increase) in spare parts, materials and supplies             (7)            (1)              -              52
       Increase (decrease) in accounts payable and accrued liabilities        49            (82)             34             135
       Increase (decrease) in advance ticket sales, net of
         restricted cash                                                    (138)          (143)            196              23
       Aircraft lease payments (in excess of) less than rent expense          (3)            90             (31)            285
       Other                                                                  20             21              87            (115)
                                                                       -------------  -------------  ---------------  -----------
                                                                             183             27             360             159
                                                                       -------------  -------------  ---------------  -----------
Financing (note 9)
    Drawdown on GE DIP financing                                               -              -             300               -
    Aircraft related borrowings                                              116              -             233               -
    Credit facility borrowings                                                 -              -              80             315
    Reduction of long-term debt and capital lease obligations                (49)           (64)           (358)           (132)
    DIP financing fees                                                         -              -               -             (62)
    Other                                                                     (2)           (12)             (2)              4
                                                                       -------------  -------------  ---------------  -----------
                                                                              65            (76)            253             125
                                                                       -------------  -------------  ---------------  -----------

Investing
    Additions to property and equipment                                     (142)            (9)           (328)            (78)
    Proceeds from sale of assets                                               1             30               2              44
    Investments and advances                                                   -              -               -               2
                                                                       -------------  -------------  ---------------  --------------
                                                                            (141)             21           (326)            (32)
                                                                       -------------  -------------  ---------------  --------------

Increase (decrease) in cash and cash equivalents                             107            (28)            287             252

Exit financing transactions (note 5)                                         982              -             982               -

Cash and cash equivalents, beginning of period                               850            838             670             558
                                                                       -------------  -------------  ---------------  --------------

Cash and cash equivalents, end of period                                 $ 1,939         $  810        $  1,939         $   810
                                                                       -------------  -------------  ---------------  --------------

(1) The statement of cash flows for the three and nine months ended September 30, 2004 also include the exit financing transactions as described in note 5


Cash payments of interest                                                $    41         $    9         $   131         $   79
                                                                       =============  =============  ===============  ==============
Cash payments of income taxes                                            $     -         $    -         $     -         $    2
                                                                       =============  =============  ===============  ==============

The accompanying notes are an integral part of the consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
------------------------------------------------------
(currencies in millions)

THIRD QUARTER 2004
------------------

1.       NATURE OF OPERATIONS

ACE Aviation Holdings Inc. ("ACE") was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement ("the Plan") as further described in note 2.

In accordance with the implementation of the Plan involving Air Canada, as the predecessor company, and certain subsidiaries, pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"), on September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. In addition to Aeroplan Limited Partnership ("Aeroplan"), Jazz Air Inc. ("Jazz"), Destina.ca Inc. ("Destina") and Touram Inc. ("Air Canada Vacations"), which were already established as separate legal entities, Air Canada Technical Services ("ACTS"), Air Canada Cargo, Air Canada Groundhandling and AC Online were established as separate legal entities. Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-U.S. market as well as in the Canada-Europe, the Canada-Pacific, Canada-Caribbean and Canada-Latin America markets. Supporting the airline business, the Corporation also provides airline related services. ACTS provides aircraft and engine maintenance services to third parties. Aeroplan, Air Canada's loyalty program, rewards members both for flying on Air Canada and its airline partners, and for purchasing services from other program participants. Air Canada Vacations, a Canadian tour operator, provides packaged vacation solutions. Destina.ca provides online travel services. ACE also provides cargo and ground handling services to airlines and other customers through Air Canada Cargo and Air Canada Groundhandling respectively.

2.       THE PLAN AND OTHER RESTRUCTURING ARRANGEMENTS

THE PLAN

As described in note 1 to the 2003 annual consolidated financial statements of Air Canada, on April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under CCAA. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings covered Air Canada and the following of its wholly-owned subsidiaries: Jazz, ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan, Air Canada Vacations, Maple Leaf Holdings USA Inc. and Destina were not included in the filings. During the proceedings, the Applicants continued to operate under Court protection.

On August 17, 2004, the creditors approved the Plan and on August 23, 2004, the Plan was confirmed pursuant to an order of the Court. The Plan was implemented through a series of steps which were completed on September 30, 2004. Accordingly, on September 30, 2004, the Applicants emerged from the CCAA and US proceedings and ACE became the parent company of Air Canada and various subsidiaries.

The confirmed plan provided for the following:

         o A corporate reorganization of Air Canada and its subsidiaries into separate business units resulting in the following subsidiaries of ACE: Air Canada, Aeroplan LP, Air Canada Jazz LP, Destina.ca Inc., Touram Inc., Air Canada Technical Services LP, Air Canada Cargo LP Air Canada Groundhandling LP, AC Online LP, Air Canada Capital Ltd. and Maple Leaf Holdings USA Inc.

         o The affected unsecured creditors' claims accepted, amounting to approximately $8,094, were settled, compromised and released in exchange for 38,569,635 shares in ACE and rights to acquire further shares pursuant to a rights offering (the "Rights Offering"). In accordance with the Plan, 7,680,365 shares are being held in escrow pending resolution of disputed unsecured claims. As of October 31, 2004, $571 of disputed unsecured claims remained unresolved. As claims are resolved, the disbursing agent will distribute the shares in accordance with the provisions of the Plan. None of these shares held in escrow will return to ACE or any of its subsidiaries.

         o All issued and outstanding options of Air Canada, including the conversion feature in the convertible subordinated debentures, and warrants were cancelled without payment or consideration.

         o Holders of Air Canada's Class A non-voting common shares received a nominal number of ACE Class A Variable Voting Shares and holders of Air Canada's common shares received a nominal number of ACE Class B Voting Shares representing approximately 0.01% of the fully diluted equity of ACE. In total, 10,104 shares were issued to the holders of Air Canada's common shares.

         o Air Canada's Class A Convertible Participating Non-Voting Convertible Preferred Shares (Series 1) were converted into Air Canada Redeemable Shares which were redeemed for an aggregate consideration of one dollar.

GLOBAL RESTRUCTURING AGREEMENT

The Global Restructuring Agreement ("GRA") with General Electric Capital Corporation and its affiliates ("GECC") became effective on September 30, 2004.

Under the GRA, leases related to 106 operating, parked and undelivered aircraft were restructured resulting in a reduction of lease rates for 47 aircraft, termination of obligations for 20 parked aircraft, the cancellation of four future aircraft lease commitments and the restructuring of the overall obligations with respect to six aircraft.

As described in note 2 to the 2003 annual consolidated financial statements of Air Canada, on September 30, 2004, Air Canada acquired two previously leased aircraft from GECC for an aggregate amount of $353. GECC provided financing in the amount of $63. Terms and conditions of these loans are set out in note 9. The difference of $290 was paid to GECC on September 30, 2004, which includes the repayment of the convertible note under the GRA.

GECC provided ACE with an Exit Facility in the amount of $540 before fees of $13. The terms and conditions of this Exit Facility are set out in note 9. Cash proceeds received under the Exit Facility have been reduced by the amount drawn under the DIP Loan Agreement as at September 30, 2004 of $300. In addition, ACE provided cash collateralization of certain outstanding letters of credit totaling $21. This amount is recorded under other assets. ACE further paid an amount of $45 to GECC in consideration for damages suffered by GECC under certain leases. As a result of this payment, the warrants as outlined in the GRA were not issued. This amount has been charged to the deficit of ACE.

RIGHTS OFFERING AND STANDBY PURCHASE AGREEMENT

As part of the Plan, the affected unsecured creditors were entitled to subscribe for up to 42,500,000 ACE Class B Voting Shares and/or ACE Class A Variable Voting Shares or approximately 42.06% of the Fully Diluted Equity of ACE as of September 30, 2004 pursuant to the Rights Offering. In accordance with a Standby Purchase Agreement (the "Standby Purchase Agreement") entered into with Deutsche Bank Securities Inc. ("DB"), ACE completed the issuance of 42,500,000 shares under its rights offering for proceeds of $865 before fees of $13. As at September 30, 2004, DB and its participants had acquired, as standby purchasers, 9,829,339 Class A Variable Voting Shares relating to unexercised rights.

INVESTMENT AGREEMENT

In accordance with the Investment Agreement (the "Investment Agreement") with Cerberus ACE Investment, LLC and Promontoria Holding III B.V., affiliates of Cerberus Capital Management L.P. (collectively, "Cerberus"), ACE issued 12,500,000 Convertible Preferred Shares for an aggregate consideration of $250 before fees of $12. See note 11 for further details related to the Convertible Preferred Shares. The proceeds of the Investment Agreement were used, in part, to pay an amount of $45 to GECC as described above.

PENSION PLAN ARRANGEMENTS

On September 30, 2004, with the agreement of the Office of the Superintendent of Financial Institutions, Air Canada issued a series of subordinated security promissory notes in the aggregate amount of approximately $347 in favour of its pension plan sponsors. See note 14 for further details on these notes.

CLAIMS STATUS

By order of the Court on September 18, 2003, the Applicants established procedures for affected creditors and other prescribed parties to file claims against the Applicants arising from obligations incurred prior to April 1, 2003, and any claim arising on or after April 1, 2003 as a result of the restructuring, repudiation or termination of any contract, lease, employment agreement, collective agreement or other agreement.

As is typical in reorganization cases, there are significant differences between amounts filed by affected creditors and amounts of claims accepted through the claims resolution process. Total claims remaining in dispute amount to $571 as at October 31, 2004.

3.       BASIS OF PRESENTATION

The consolidated balance sheet as of September 30, 2004 includes the accounts of ACE and its subsidiaries. The consolidated balance sheet as of December 31, 2003 includes the accounts of Air Canada and its subsidiaries. The consolidated statement of operations for the three months and nine months ended September 30, 2004 and 2003 reflect the results of operations of Air Canada and its subsidiaries as well as the results of operations for ACE on September 30, 2004. The consolidated statement of cash flow for the three and nine months ended September 30, 2004 and 2003 reflect the cash flows of Air Canada and its subsidiaries as well as cash flows of ACE on September 30, 2004 on implementation of the Plan.

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities, ACE adopted fresh start reporting on September 30, 2004. References in these consolidated financial statements and notes thereto to "Predecessor Company" refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on September 30, 2004. See note 5 for information related to fresh start reporting.

For the period from April 1, 2003 through to September 30, 2004, while Air Canada and certain of its subsidiaries operated under CCAA proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to generally accepted accounting principles applicable in Canada, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items. In addition, the consolidated balance sheet of the Predecessor Company distinguished between liabilities subject to compromise and post-filing liabilities. Liabilities subject to compromise were reported at the amounts expected to be allowed, even if they were settled for lesser amounts.

4.       ACCOUNTING POLICIES

The financial statements of the Successor and Predecessor Companies are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting policies ("GAAP").

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP applicable to a going concern, which assumes that the Successor Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

These interim financial statements for the Successor and Predecessor Companies do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the audited financial statements of Air Canada for the year ended December 31, 2003.

Except for the following, the unaudited interim consolidated financial statements are based on the accounting policies consistent with those used by Air Canada and disclosed in note 2 to the 2003 annual consolidated financial statements of Air Canada.

BASIS OF VALUATION

All assets and liabilities, except for future income taxes, are reported at fair values as further described in note 5. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

INTANGIBLE ASSETS

As a result of the application of fresh start reporting, significant values related to intangible assets have been recorded over those previously carried. Therefore, the related accounting policy previously described in note 2w to the 2003 annual consolidated financial statements of Air Canada is expanded upon as below.

Intangible assets are carried at their established estimated fair values at September 30, 2004. Indefinite life assets are not amortized while assets with finite lives are amortized to nil over their estimated useful lives.

                                                          Estimated Useful Life
                                                          ---------------------
International airport slots and route rights              Indefinite
Air Canada trade name                                     Indefinite
Aeroplan trade name                                       Indefinite
Other marketing based trade names                         Indefinite
Aeroplan contracts                                        30 years
Star Alliance membership                                  25 years
Other contract and customer based                         Up to 15 years
Technology based                                          Up to 10 years


HEDGING RELATIONSHIPS

Accounting Guideline 13 - Hedging Relationships (AcG 13), as issued and amended by the Canadian Institute of Chartered Accountants ("CICA"), has been adopted by the Predecessor Company beginning January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting. The guideline establishes the conditions that need to be met before hedge accounting can be applied and also establishes the requirement for the testing of hedge effectiveness throughout the term of the hedging relationship. AcG 13 is not intended to specify how hedge accounting is applied and, accordingly, it does not deal with hedge accounting techniques.

Concurrent with the adoption of AcG 13, the Predecessor Company adopted the Emerging Issues Committee ("EIC") Abstract 128 - Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments. For derivative financial instruments that do not qualify for hedge accounting or are entered into for trading or speculative purposes, EIC 128 requires that these derivative financial instruments be measured at fair value, with changes in fair value recognized currently in income. Derivative financial instruments are used only for risk management purposes, not for generating trading profits. To the extent that a derivative financial instrument does not qualify for hedge accounting or to the extent of hedge ineffectiveness, changes in the fair value of derivative financial instruments are recorded in non-operating income (expense).

As a result of the CCAA filing, the majority of outstanding derivative contracts were terminated. As such, the adoption of AcG 13 did not have a significant impact in the nine months ended September 30, 2004. Notwithstanding, currency swaps for five Canadair Regional Jet operating leases until lease terminations in 2007 and for three Airbus A330 operating leases were in effect as of January 1, 2004, as disclosed in note 20 to the 2003 annual consolidated financial statements. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and, after review in accordance with AcG 13, Management elected not to apply hedge accounting with respect to these swaps. As a result, the fair value of these swaps of $12 was recorded as at January 1, 2004, in other assets with the offset being a deferred credit, which is amortized over the remaining term of the related aircraft leases. During the quarter ended September 30, 2004, the swaps for three Airbus A330 operating leases were terminated, resulting in a gain of $2 recorded in reorganization and restructuring items. During the quarter ended September 30, 2004, a loss of $3 was recorded in other non-operating income (expense) ($5 for the nine months ended September 30, 2004) representing the amortization of the opening deferred credit and the change in the fair value of the remaining swaps. As a result of the application of fresh start reporting, the deferred credit has been eliminated.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Effective January 1, 2004, the Predecessor Company adopted CICA 1100 - Generally Accepted Accounting Principles. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

IMPAIRMENT OF LONG-LIVED ASSETS

CICA 3063 - Impairment of Long-Lived Assets has been adopted by the Predecessor Company effective January 1, 2004. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. It does not deal with long-lived assets to be disposed of. Under the new standard, an impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The recoverability test is based on a comparison of the carrying amount of the long-lived asset to the future net cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The new section provides guidance on when to test for recoverability; a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. CICA 3063 is applied prospectively. The Predecessor Company did not record any impairment loss as a direct result of the transition to CICA 3063.

AEROPLAN LOYALTY PROGRAM

As described in note 5, ACE adopted fresh start reporting on September 30, 2004. As a result, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair market value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company will adopt a deferred revenue accounting policy going forward to replace the previous incremental cost policy on Miles earned through air travel. In addition, the estimated percentage of Miles that will never be redeemed, defined as breakage, is deferred and amortized over the average estimated life of a Mile. There is no change to the policy related to the sale of Miles to third parties where revenues were already deferred and recognized as Miles were redeemed. The current portion of Aeroplan deferred revenues of $512 ($192 at December 31, 2003 as recorded under the previous accounting policy) is included in advance ticket sales.

SEGMENT INFORMATION

As a result of the corporate reorganization as called for under the Plan, the Corporation is reviewing its operations in accordance with the guidance under CICA 1701 - Segment Disclosures.

5.       FRESH START REPORTING

As explained in note 3, ACE adopted fresh start reporting on September 30, 2004. As a result, all assets and liabilities of the Successor Company have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. As a result of the implementation of the Plan and the adoption of fresh start reporting, a revaluation adjustment of $4,439 has been recorded as a credit to Shareholders' Equity and the deficit of Air Canada as at September 30, 2004 has been reclassified to Shareholders' Equity, resulting in a capital deficiency of $611.

The fair values of the assets and liabilities of the Successor Company have been based on Management's best estimates as of September 30, 2004. The determination of the fair values of the assets and liabilities of the Successor Company has not been finalized as at the date of preparing this interim consolidated balance sheet. The Successor Company is continuing to finalize its valuation of assets and liabilities, primarily property and equipment, intangible assets and employee future benefit arrangements. Management expects to complete this valuation by the date the financial statements of the Successor Company are prepared for the period ended December 31, 2004. Any adjustments will be made to the balance sheet as of September 30, 2004. The determination of fair values involves certain estimates and assumptions which are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the consolidated balance sheet of ACE as at September 30, 2004 will be realized, and actual results could vary materially.

                                         Air Canada
                                         Predecessor                                                         ACE Successor
                                          Company -                     Equity and Other                       Company -
                                        September 30,      Plan of         Financing         Fresh Start     September 30,
                                            2004        Arrangement(a)   Transactions       Reporting (e)         2004
                                       --------------   --------------   --------------     --------------   ---------------
                                        (unaudited)     (unaudited)       (unaudited)        (unaudited)       (unaudited)


ASSETS

Current assets
  Cash and cash equivalents                $     957      $        -           (63)(b)        $      -          $   1,939
                                                                               852 (c)
                                                                               193 (d)
  Restricted cash                                 62               -             -                   -                 62
  Accounts receivable                            732               -             -                   -                732
  Spare parts, materials and supplies            190               -             -                  12                202
  Prepaid expenses                               129               -             -                  11                140
                                        --------------  --------------    --------------     --------------   --------------
                                               2,070               -           982                  23              3,075

Property and equipment                         3,749               -            64 (b)            (148)             3,665
Deferred charges                               3,175               -            19 (b & c)      (3,083)               111
Goodwill                                         510               -             -                (510)                 -
Intangible assets                                158               -             -               1,717              1,875
Other assets                                     443               -             -                (337)               106
                                       --------------  --------------    --------------     --------------   --------------

TOTAL ASSETS                                $  0,105      $        -      $  1,065           $  (2,338)         $   8,832
                                       --------------  --------------    --------------     --------------   --------------

LIABILITIES

Liabilities not subject to compromise

 Current liabilities
  Accounts payable and accrued
    liabilities                             $  1,199      $        -      $      -            $    116           $  1,315
  Advance ticket sales                           861               -             -                 268              1,129
  Current portion of long-term debt
   and capital lease obligations                 558               -             -                (319)               239
                                       --------------  --------------    --------------     --------------   --------------
                                               2,618               -             -                  65              2,683

  Long-term debt and capital lease
    obligations                                1,425               -           303 (b)             823              2,551
  Convertible preferred shares                     -                           127 (d)                                127


  Future income taxes (g)                          8               -             -                 426                434
  Pension and other benefit
    liabilities (f)                            1,072                                             1,296              2,368
  Other long-term liabilities                    776                                               504              1,280
  Deferred credits                             1,266               -          (132)(b)          (1,134)                 -
                                       --------------  --------------    --------------     --------------   --------------
                                               7,165               -           298               1,980              9,443

Liabilities subject to compromise(h)           7,990          (7,990)            -                   -                  -
                                       --------------  --------------    --------------     --------------   --------------
                                              15,155         (7,990)           298               1,980              9,443
                                       --------------  --------------    --------------     --------------   --------------

SHAREHOLDERS'  EQUITY

Share capital and other equity                   967             925           852 (c)          (3,322)              (611)
                                                                (125)          117 (d)
                                                                 (25)                                -

Contributed surplus                               25             150             -                (175)                 -

Deficit                                       (6,042)          7,065          (157)(b)            (821)                 -
                                                                               (45)(d)
                                       --------------  --------------    --------------     --------------   --------------
                                             (5,050)           7,990           767              (4,318)              (611)
                                       --------------  --------------    --------------     --------------   --------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                    $   10,105         $     -     $   1,065           $  (2,338)         $   8,832
                                       ==============  ==============    ==============     ==============   ==============

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements described in note 2:

        a) Implementation of the Plan.

        b) Implementation of the GRA.

        c) Issuance of shares for cash under the Rights Offering and the Standby Purchase Agreement.

        d) Issuance of Convertible Preferred Shares for cash under the Investment Agreement.

        e) Comprehensive revaluation of assets and liabilities.

        f) The effect of the issuance of the subordinated security promissory notes described in note 14 is included within the fair value of the obligation for pension benefits as at September 30, 2004.

        g) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses and other deductions are realized. It has been assumed that certain intangibles with a fair value of approximately $1,285, with no underlying tax cost, have indefinite lives and accordingly, the associated future income tax liability of $434 is not expected to reverse until the intangible asset is disposed of or becomes amortizable. This future income tax liability does not represent an actual cash tax liability of ACE.

           On a consolidated basis, ACE has certain future tax assets in the amount of approximately $2,400 against which a valuation allowance has been applied as the assets are not considered to be more likely than not to be realized as of September 30, 2004. The estimated future income tax assets are based on numerous assumptions and dependent upon complex tax issues including the ultimate quantum of claims settled. Consequently, the actual future income tax assets may vary from the ones disclosed herein. If such future tax assets are recognized in the future, the benefit will be recognized first to reduce to nil any remaining intangible assets that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders equity.

        h) Liabilities subject to compromise as accrued by the Applicants totaled $7,990. Differences from the minimum potential claims of $8,205 as reported by the Monitor arise primarily from the difference in foreign exchange rates as at April 1, 2003, the rates used in the claims resolution process, and the current rates as at September 30, 2004.

6.   REORGANIZATION AND RESTRUCTURING ITEMS

Cash expenditures related to reorganization and restructuring items for the quarter ended September 30, 2004, amounted to $32 ($85 for the nine months ended September 30, 2004); $18 for the three months ended September 30, 2003 ($32 for the nine months ended September 30, 2003) and relate mainly to the payment of professional fees. The table below summarizes reorganization and restructuring charges recorded.

                                                          Three Months Ended              Nine Months Ended
                                                            September 30                    September 30
                                                         2004           2003            2004         2003 (1)
                                                    ===========================================================

Repudiated and renegotiated leases and
contracts (a)                                              198          156            529            405

Labour related items (b)                                   156           38            279             59

Foreign exchange adjustments on compromised debt          (143)          45            (84)          (165)

Professional fees                                          106           15            158             29

Interest income on accumulated cash (c)                     (4)          (5)           (17)            (8)

Other                                                        -           24              6            170

                                                    -----------------------------   ---------------------------
 Reorganization and restructuring items, net           $   313       $   273        $   871       $   490
                                                    =============================   ===========================

(1)   Since filing for creditor protection on April 1, 2003



a) Repudiated and renegotiated contracts, including aircraft lease agreements, represents the estimated allowable claim resulting from contracts that have been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts. Further claims may arise as a consequence of the ongoing adjudication of the $571 of disputed claims outstanding as at October 31, 2004.

b) Labour related items during the quarter ended September 30, 2004 relate to voluntary and involuntary severance programs as well as to the amortization of the estimated compromised claim related to the Predecessor Company's employee groups. Labour related items of $38 recorded during the quarter ended September 30, 2003 represents the accrual related to accepted voluntary separation packages ("VSP") offers, net of the reversal of the contractual severance that was recorded in the second quarter 2003, and adjustments to the severance accrual recorded in the second quarter of 2003.

An involuntary severance program pertaining to the Predecessor Company's workforce reduction plan with respect to non-unionized employees was approved by Management in 2003. Implementation of the plan began in May 2003 and is expected to continue into 2005.

Implementation of the workforce reduction plan pertaining to the Predecessor Company's unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Company. Further agreed modifications to all collective agreements were reached in July, 2004. The modifications to certain collective agreements include VSP's. For those VSP's which will be offered to the members of the affected employee unions over the next several years, the estimated cost of the VSP is approximately an additional $71 and will be recorded as a liability and an expense as the affected employees accept the offer.

The following table outlines the changes to the labour provisions related to the restructuring.

                                           Three Months                 Nine Months Ended
                                         Ended September               September 30, 2004
                                             30, 2004
                                   -------------------------------------------------------------
                                   Involuntary      Voluntary      Involuntary      Voluntary
                                    Severance      Separation       Severance      Separation

Opening balance                        $    29         $    45         $    55        $    43

Charges recorded                            10             107               5            112

Amounts disbursed                           (4)             (3)            (25)            (6)
                                   -------------------------------------------------------------
Provision as at September 30, 2004     $    35         $   149         $    35        $   149
                                   =============================================================


c) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

7.      PROPERTY AND EQUIPMENT


                                                 Successor          Predecessor
                                                  Company             Company
                                                September 30,       December 31,
                                                    2004               2003
Cost
    Flight equipment                            $    1,211         $    2,021
    Buildings and leasehold improvements               517                781
    Ground equipment and other                         150                565
                                             ---------------------------------
                                                     1,878              3,367
Accumulated depreciation and amortization                -             (2,175)
                                             ---------------------------------
                                                     1,878              1,192
Capital leases (a)                                   1,758                349
Purchase deposits                                       29                159
                                             ---------------------------------
Property and equipment at net book value        $    3,665         $    1,700
                                             =================================

In accordance with the application of fresh start reporting, property and equipment values, net of accumulated depreciation, are adjusted to fair value in the Successor Company.

a) As a result of renegotiated lease terms, 35 leases previously classified as operating leases have been converted to capital leases, five leases previously classified as capital leases have been converted to operating leases, one aircraft has been returned and one aircraft under capital lease has been purchased. Included in capital leases are 35 aircraft with a fair value of $1,685, computer equipment with a fair value of $28 and facilities with a fair value of $45.

During the quarter ended September 30, 2004, the Predecessor Company recorded provisions of $62 relating mainly to non-operating aircraft and spare parts ($75 for the nine months ended September 30, 2004). The provisions reflect the excess of net book value over the expected net recoverable amount. As a result of the provisions in the quarter, all non-operating aircraft are being carried at an aggregate salvage value of $6.

During the quarter ended September 30, 2003, the Predecessor Company recorded provisions of $28 related to the write down of non-operating aircraft, spare parts and other investments ($79 for the nine months ended September 30, 2003). Also in the third quarter 2003, the Predecessor Company received proceeds and recorded a gain of $29 related to an earn out provision on the sale of Galileo Canada. The sale of Galileo Canada occurred in 1998 and contained an earn out provision related to volumes recorded through the Galileo distribution system.

8.      INTANGIBLE ASSETS

The services of an independent business valuation firm were retained to provide an opinion as to the fair value of the identifiable intangible assets of the Successor Company for the purposes of financial reporting under the fresh start requirements as described in note 5.

                                                   Successor        Predecessor
                                                    Company          Company
                                                  September 30,     December 31,
                                                      2004           2003 (a)
                                                  ------------------------------

Indefinite life assets
    International airport slots and route rights     $    562         $     84
    Air Canada trade name                                 516                -
    Aeroplan trade name                                   125                -
    Other marketing based trade names                      82                -
                                                  ------------------------------
                                                        1,285               84
                                                  ------------------------------

Finite life assets
    Aeroplan contracts                                    238                -
    Star Alliance membership                              120                -
    Other contract and customer based                     126                9
    Technology based                                      106               71
                                                  ------------------------------
                                                          590               80
                                                  ------------------------------
                                                     $  1,875         $    164
                                                  ==============================

a) Previously recorded in property and equipment and other asset categories before being reclassified to conform to the financial statement presentation adopted in the current period.

9       LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

                                                                                         Successor        Predecessor
                                                                                         Company           Company
                                                     Final Maturity   Interest Rate     September 30,     December 31,
                                                                           (%)              2004              2003


GECC Exit Financing (a)                                   2011             6.6           $     569          $      -

Air Canada - Lufthansa Cooperation Agreement (b)          2009            6.495                 88                98

GECC Limited Recourse Loan (c)                            2014            5.84                  63                 -

GECC Loan (d)                                             2015            7.17                  58                65

Amex Financing (e)                                        2006            3.75                  55                 -

CIBC Financing                                            2004             4.5                   -                105

Other (f)                                              2007 - 2019     4.32 - 4.85             245                 -
                                                                                      -----------------------------------
                                                                                             1,078               268

Capital lease obligations (g)                          2004 - 2027         8.0               1,712               237
                                                                                      -----------------------------------
                                                                                             2,790               505
Current portion                                                                               (239)             (173)
                                                                                      -----------------------------------
Long-term debt and capital lease obligations                                             $   2,551          $    332
                                                                                      ===================================


For a discussion on the financing transactions effective on September 30, 2004, please refer to note 2.

Other financing transactions for the quarter ended September 30, 2004 include the repayments of $49 made on mainly on credit facilities and capital lease obligations. Other financing transactions for the quarter ended September 30, 2003, include repayments of $26 made on the credit facility with CIBC through the offset of Aeroplan Miles purchased by CIBC. In addition, cash payments of principal in the amount of $64 were paid during the third quarter, 2003.

Principal repayment requirements on long-term debt and capital lease obligations through to 2009 are as follows:


                                        Remainder
                                          2004       2005        2006      2007       2008      2009
                                       ---------------------------------------------------------------

Long-term debt                          $  24       $  76       $  33     $  101    $  189    $  168

Capital lease principal obligations     $  63       $  149      $  151    $  188    $  188    $   90


a) Tranche A, a non-revolving term loan in the amount of US$425, bears interest at the 30 day BA rate plus an applicable margin. The applicable margin is to be initially set at 4.25% subject to a later adjustment based upon ACE's credit rating, or, if not available, based on EBITDAR (defined as operating income(loss) before non-recurring labour expenses and reorganization and restructuring items, adding back depreciation, amortization and obsolescence and aircraft rent) performance. The term is seven years with no principal payments required for the first three years. Equal quarterly principal payments are required for the four years thereafter. Interest payments are required at the end of each BA period from the date of issue. The loan may be prepaid at ACE's option at any time after 180 days from closing, upon the payment of a fee. The loan is secured by a first priority security interest on all of the existing and after acquired property of the Successor Company, other than leased assets, assets financed by other parties, and certain other excluded property of ACE and its subsidiaries. In accordance with the application of fresh start reporting, the loan has been adjusted to a fair value of $569, resulting in an effective interest rate of 5.3%.

b) US$69 borrowing maturing in 2009 at a fixed interest rate of 4.495% plus an additional 2.0% guarantee fee.

a) US$50 borrowing, secured by two B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and is accrued in arrears at the end of each LIBOR period. Prior to the maturity date of this loan, Air Canada will be required to apply the proceeds from any sale or lease of the two aircraft against the principal amount plus accrued interest. Air Canada has entered into sales agreements with a third party which, when completed, are expected to result in the full settlement of the obligation. The sales transactions are expected to be finalized in the fourth quarter.c)

d) US$46 borrowing maturing in 2015 at a floating interest rate equal to the six month LIBOR rate plus 5.75% redeemable on any interest payment date secured by assets with a carrying value of $73.

e) Monthly principal and interest payments are required for the term of the Canadian dollar loan which extends to January 5, 2006 which may be extended in six month intervals at the request of either party and subject to consent by the non-requesting party. Under the terms of the Amex agreements, the facility may be repaid, at Amex's option, as loyalty points are purchased and as amounts are due to Air Canada and Aeroplan under the Amex agreement. The facility bears interest at the Bank of Montreal's prime lending rate (3.75% as at September 30, 2004) and is secured by all accounts receivable due by Amex under the agreement and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement.

f) Other includes mainly asset backed financings related to two A340-500 aircraft. These aircraft purchases were financed through conditional sales agreements for an aggregate value of US$174. Principal and interest is paid quarterly until maturity in 2019. The loans bear interest at a three month LIBOR rate plus 2.9% (4.85% as at September 30, 2004).

g) Capital lease obligations, related to computer equipment, facilities and a total of 35 aircraft, total $1,712($96 and US$1,279). Future minimum lease payments are $2,558, which includes $846 of interest.

10.     STOCK BASED COMPENSATION

Pursuant to the Plan, a stock option plan of ACE has been established as an on-going program and will comprise a maximum of 5% of the fully diluted equity of ACE (with a maximum of 3% of the fully diluted equity of ACE pursuant to options granted upon the emergence by the Applicants from the CCAA Proceedings). On October 3, 2004, options to purchase 3,027,509 shares were granted pursuant to the plan at an exercise price of $20 per share. The new board of directors of ACE or a committee selected by, and made up of members of, the new board of directors of ACE will designate, from time to time, eligible directors, officers, senior managers and other employees of ACE to whom options will be granted and will determine the number of underlying shares to which such options relate. Participation in the plan will be limited to employees holding positions that, in view of the board or the committee, as the case may be, have a significant impact on ACE's long-term results. The fair value of stock options granted is recognized as a charge to salary and wage expense over the applicable vesting period, with an offset to contributed surplus. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

11.    SHARE CAPITAL AND OTHER EQUITY

The issued and outstanding common shares of the Successor Company as at September 30, 2004, along with other equity instruments, are as follows:


Issued and outstanding shares as at September 30, 2004:                               Authorized          Outstanding
                                                                                        (000)                (000)
                                                                                  ----------------------------------------

Issued and outstanding common shares
              Class A variable voting shares (a)                                       unlimited              69,655

              Class B voting shares (b)                                                unlimited              11,480

              Retained shares held by Monitor                                                                 7,680
                                                                                                      --------------------
Total issued and outstanding common shares as at September 30, 2004                                          88,815
                                                                                                      ====================

Issued and outstanding
              Convertible preferred shares conversion option (c)                                              9,259

              Stock options granted on October 3, 2004                                                        3,028
                                                                                                      --------------------
                                                                                                             12,287
                                                                                                      ====================


5,000 Class A Variable Voting Shares and 50,000 Class B Voting Shares were subscribed for by Directors of ACE on September 30, 2004 at the subscription price under the rights offering. No options are exercisable, and no stock issued to Directors may be sold, before the expiry of one year following
September 30, 2004.



Share capital and other equity summary as at September 30, 2004 (net of issue costs)

              Common shares (1)                                                                           $    1,777
              Convertible preferred shares (c)                                                                   117
                                                                                                      --------------------
                                                                                                               1,894
              Adjustment to shareholders' equity (2)                                                          (2,472)
                                                                                                      --------------------
              Share capital (capital deficiency)                                                          $     (578)
                                                                                                      ====================


(1) The fair value of outstanding common shares includes the net proceeds received under the Rights Offering and Standby Purchase Agreement of $852 and the fair value of common shares issued to creditors under the Plan of $925.

(2) Under fresh start reporting, in situations where there is a negative balance in shareholders' equity after the comprehensive revaluation, share capital is disclosed at a nominal value and the balance is disclosed as a capital deficiency resulting from the financial reorganization. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole. This presentation differs from US GAAP for fresh start reporting where goodwill is recorded as the excess of the fair value of the Successor Company over the fair value of net assets. For US GAAP reporting, goodwill is recorded as $2,505, which results in a share capital balance of $1,894.

         a) CLASS A VARIABLE VOTING SHARES

         The Class A Variable Voting Shares may be held only by persons who are not Canadians and are entitled to one vote per Class A Variable Voting Share unless (i) the number of Class A Variable Voting Shares outstanding (including the Convertible Preferred Shares, on an as-converted basis), as a percentage of the total number of votes attaching to voting shares outstanding exceeds 25% or (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Class A Variable Voting Share will decrease proportionately such that (i) the Class A Variable Voting Shares as a class (including the Convertible Preferred Shares on an as-converted basis) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE and (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting do not exceed 25% of the votes that may be cast at such meeting.

         Each issued and outstanding Class A Variable Voting Share shall be converted into one Class B Voting Share, automatically and without any further act of ACE or of the holder, if (i) such Class A Variable Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian; or (ii) the provisions contained in the Canada Transportation Act (the "CTA") relating to foreign ownership restrictions are repealed and not replaced with similar provisions.

         b) CLASS B VOTING SHARES

         Each Class B Voting Share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of the ACE.

         Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Class B Voting Share shall be converted into one Class A Variable Voting Share, automatically and without any further act of the ACE or of the holder, if such Class B Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a person who is not a Canadian.

         c) CONVERTIBLE PREFERRED SHARES

         As at September 30, 2004, 12,500 Convertible Preferred Shares were issued to and affiliate of Cerberus Capital Management L.P. for consideration of $250 before fees of $12. These Convertible Preferred Shares are convertible into 9,259 common shares.

         For accounting purposes, the Convertible Preferred Shares are presented as a compound instrument. The value ascribed to the holders' conversion option, which is presented as equity, is $123 less allocated fees of $6. The value ascribed to the financial liability as at September 30, 2004, is $127. The total value will increase by 5% per annum, compounded semi-annually from the date of issuance ("Fully Accreted Value").

         Each preferred share shall confer on its holder the right to that number of votes as is equal to the number of ACE shares into which each preferred share held by such holder could be converted on the date for determination of shareholders entitled to vote at the meeting or on the date of any written consent, based on the conversion ratio in effect on such date; provided, however, that if any Convertible Preferred Shares are held by persons who are not Canadians, such Convertible Preferred Shares shall be subject to the same proportionate reduction in voting percentage as described for Class A Variable Voting Shares above as if, for voting purposes only, such Convertible Preferred Shares had been converted into Class A Variable Voting Shares.

         The Convertible Preferred Shares may be converted at any time, at the option of the holder thereof, into fully paid and nonassessable Class B Voting Shares (if the holder is a Canadian) or fully paid and nonassessable Class A Variable Voting Shares (if the holder is not a Canadian) at the conversion ratio applicable upon the date of conversion. The conversion price is initially equal to 135% of the subscription price of each Class B Voting Share under the rights offering. The conversion price is adjusted automatically downward on the first anniversary of the issuance date of the Convertible Preferred Shares to 130% of the subscription price of each ACE Class B Voting Share.

         The holders of ACE Convertible Preferred Shares will be required to convert the ACE Convertible Preferred Shares into fully paid and nonassessable common shares at the conversion ratio applicable upon the date of conversion, if:
           i) at any time during the period between the effective date until and including the first anniversary thereof, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeds 200% of the then applicable conversion price; or
           ii) at any time during the period following the first anniversary of the effective date, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeds 175% of the then applicable conversion price.

         The Convertible Preferred Shares will be subject to mandatory conversion into fully paid and nonassessable common shares within ten days of each mandatory conversion date, at the conversion ratio applicable upon the date of conversion, upon the following terms and conditions:
           i) if the closing price of the ACE shares on the principal market exceeds the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date; or

           ii) if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date,
                  (i) the holders of the Convertible Preferred Shares will not be required to convert their Convertible

                  Preferred Shares into ACE shares and (ii) as of such mandatory conversion date, the then applicable conversion price shall be automatically reduced by 3.75%; and

           iii) if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to the final maturity date, then holders of Convertible Preferred Shares will be entitled, upon written notice to ACE given within ten days following the final maturity date, to require ACE to redeem each of the Convertible Preferred Shares in cash at a redemption price equal to the Fully Accreted Value as of the final maturity date.

         The Convertible Preferred Shares (including the shares into which they are convertible) may not be sold, assigned or in any way transferred by Cerberus (other than to its affiliates) including pursuant to hedging transactions, swaps or other arrangements transferring any of the economic consequences of the ownership of the Convertible Preferred Shares acquired by Cerberus for a period of 24 months after the closing; provided that, if at any time during such 24 month period Cerberus is required to convert the Convertible Preferred Shares, then the restrictions on transfer with respect to 50% of the Convertible Preferred Shares (and any shares into which they are converted or convertible) shall be of no force and effect and the restrictions on transfer with respect to the remaining 50% of the Convertible Preferred Shares (and any shares into which they are converted or convertible) shall be limited only to sales of beneficial ownership of the Convertible Preferred Shares (and any shares into which they are convertible) to third parties. Notwithstanding the foregoing, the transfer restrictions shall cease to be in effect as to all Convertible Preferred Shares (and any shares into which they are convertible) in the event of a tender offer for any of the shares of ACE, any change in control transaction, any liquidation, dissolution, bankruptcy or other similar proceedings of ACE.

         Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking prior to the Convertible Preferred Shares, upon the liquidation, dissolution or winding-up or distribution of the assets of ACE, the holders of the Convertible Preferred Shares will be entitled to receive, prior to and in preference to the holders of ACE shares, an amount equal to the Fully Accreted Value of the Convertible Preferred Shares as of the date of the liquidation, dissolution, winding-up or distribution.

12.      SEGMENT INFORMATION

                                          Three Months Ended                Nine Months Ended
                                            September 30                      September 30
                                     2004         2003      %            2004        2003      %
                                ------------------------------------------------------------------

Passenger revenue

      Canada                        $ 809       $  786       3          $2,236     $ 2,222      1
      US Transborder                  363          368      (1)          1,160       1,206     (4)
      Atlantic                        560          529       6           1,212       1,173      3
      Pacific                         287          135     113             650         353     84
      Other                           104           83      25             370         289     28
                                ------------------------------------------------------------------
                                    2,123        1,901      12           5,628      5,243       7

Cargo revenue                         142          122      16             405        388       4

Non-transportation revenue
      Aeroplan                         96           75      28             293         234     25
      Technical Services               49           31      58             127         130     (2)
      Other                            86           99     (13)            385         396     (3)
                                ------------------------------------------------------------------
                                      231          205      13             805         760      6
                                ------------------------------------------------------------------
Total operating revenue            $2,496      $ 2,228      12          $6,838     $ 6,391      7
                                ==================================================================



For passenger, the allocation to service is determined based on flight destination. Cargo revenues are not allocated by service as the amounts by service are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

PROPERTY AND EQUIPMENT

Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

13.      COMMITMENTS

Air Canada has signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. ("Embraer"), and Bombardier Inc ("Bombardier"). The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 45 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries are scheduled to commence in November 2005. The agreement with Bombardier Aerospace covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 commenced in October 2004, with the 75-seat CRJ700 Series 705 deliveries scheduled to begin in May 2005. The estimated aggregate cost of the firm aircraft orders approximates US$2 billion. Confirmation of financing on satisfactory terms to the Successor Company has been received from the manufacturers.

Other purchase commitments for the remainder of 2004 and 2005 for property, ground equipment and spare parts, amount to approximately $66.

Future minimum lease payments under existing operating leases of aircraft and other property amount to $2,954 (December 31, 2003 $5,417; December 31, 2002 $7,697) using period end exchange rates.

                                      AIRCRAFT            OTHER PROPERTY

 remainder of 2004                $      120              $      25
        2005                             496                     84
        2006                             452                     50
        2007                             426                     47
        2008                             319                     46
        2009                             315                     33
     Thereafter                          424                    117
                             --------------------------------------------
                                 $     2,552             $      402
                             ============================================


Lease payments for aircraft classified as capital leases for accounting purposes are disclosed in note 9 "Long-Term Debt and Capital Lease Obligations".

Operating lease commitments include currency swaps to convert a significant portion of US dollar lease rentals into Canadian dollar lease rentals for five Canadair Regional Jet operating leases until lease terminations in 2007. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and have a fair value at September 30, 2004 of $9 in favour of the third parties (2003 $7 in favour of the third parties) taking into account foreign exchange rates in effect at that time.

14.    PENSION AND OTHER BENEFIT PLANS

The Predecessor Company has recorded pension and other employee future benefits expense as follows:

                                                 Three months ended                    Nine months ended
                                         September 30,    September 30,        September 30,     September 30,
                                             2004             2003                 2004             2003

Pension benefit expense                    $    51        $    61              $    202           $    183

Other employee future benefit expense           48             33                   127                101
                                        ----------------------------------------------------------------------
                                           $    99        $    94              $    329           $    284
                                        ======================================================================

Pension and other employee future benefit obligations are adjusted to reflect the net accrued benefit obligation based on management's best estimate assumptions on a going forward basis. The liability recorded is as follows:

                                                 Pension Benefits             Other Benefits                    Total

                                            Successor    Predecessor    Successor     Predecessor     Successor      Predecessor
                                             Company       Company       Company        Company        Company         Company
                                            September   December 31,  September 30,  December 31,   September 30,   December 31,
                                            30, 2004        2003           2004          2003           2004          2003 (a)

Benefit obligation                         $   10,783    $   10,873      $    866     $     819    $     11,649    $     11,692

Fair value of plan assets                       9,149         9,022            10            10           9,159           9,032
                                          --------------------------------------------------------------------------------------

Net benefit obligation                          1,634         1,851           856           809           2,490           2,660

Unrecognized net actuarial gain (loss)              -        (1,167)            -          (193)              -          (1,360)
Unrecognized prior service cost                     -          (672)            -           (35)              -            (707)
Unrecognized net transition obligation              -             7             -             -               -               7
                                          --------------------------------------------------------------------------------------

Accrued benefit liability                       1,634            19           856           581           2,490             600

Current portion                                   110             -            12            11             122              11
                                          --------------------------------------------------------------------------------------

Pension and other benefit liabilities      $    1,524     $      19      $    844     $     570     $     2,368      $      589
                                          =======================================================================================


(a) Pension and other benefit liabilities for the Predecessor Company as at December 31, 2003, is shown net of prepaid pension asset of $375 recorded under other assets.

On August 9, 2004, the Government of Canada adopted the Air Canada Pension Plan Solvency Deficiency Funding Regulations (the "Pension Regulations"). The Pension Regulations allow Air Canada to fund the solvency deficiencies in its ten Canadian defined benefit registered pension plans as of January 1, 2004 over ten years, rather than the five years required under the ordinary rules, and to pay down such deficiencies by way of an agreed schedule of variable annual contributions rather than by way of equal annual contributions as required under the ordinary rules. The Pension Regulations came into force upon Air Canada's emergence from CCAA protection on September 30, 2004, on which date the Company issued subordinated secured promissory notes in an aggregate amount of approximately $347 in favour of the pension plan trustee. Such notes will be reduced as the principal amount of the solvency deficiencies is paid down, and will only be called on the occurrence of certain specified events of default. Also on September 30, 2004, the Superintendent of Financial Institutions delivered to the Company a letter stating that the directions he had issued to Air Canada on March 21, 2003 in respect of the funding and administration of the pension plans had now been satisfied or were otherwise of no further force or effect. The effect of the issuance of the subordinated security promissory notes is included within the fair value of the obligation for pension benefits as at September 30, 2004 as reflected in the Successor Company's balance sheet.

15.      CONDENSED COMBINED FINANCIAL STATEMENTS

As described in note 2 to the 2003 annual consolidated financial statements of Air Canada, consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following are the condensed combined financial statements of the Applicants as at and for the period ended September 30, 2004. Included in current assets are intercompany receivables with non-Applicants of $142. Included in current liabilities are intercompany payables with non-Applicants of $628. Included in other assets are long-term receivables of $205 from non-Applicants. Included in the Statement of Operations for the quarter ended September 30, 2004 are intercompany revenues of $79 ($301 for the nine months ended September 30, 2004) and expenses of $55 ($184 for the nine months ended September 30, 2004) with non-Applicants. The nine months ended September 30, 2003 figures below relate only to the period since filing for CCAA on April 1, 2003.


CONDENSED COMBINED STATEMENT OF OPERATIONS
========================================================================================================
                                                    Three Months Ended           Nine Months Ended
                                                       September 30                September 30
                                                  ---------------------------   ------------------------
    ($ millions)                                     2004          2003          2004         2003
                                                  -------------  ------------   -----------  -----------

    Operating revenues                               $   2,448     $  2,158      $  6,581     $  4,046

    Operating expenses                                   2,238        2,213         6,596        4,414
                                                  -------------  ------------   -----------  -----------
    Operating loss before reorganization and
    restructuring items                                    210          (55)          (15)        (368)

    Reorganization and restructuring items
    (note 6)                                              (313)        (273)         (871)        (490)

    Net interest expense                                   (64)         (17)         (171)         (18)

    Loss on sale of assets                                 (62)          (1)          (74)         (47)

    Other non-operating income, including
    equity income of non-applicants                         25           70           129           91
                                                  -------------  ------------   -----------  -----------

    Loss before foreign exchange on
      non-compromised long-term                                           -             -
       monetary items and income taxes                    (204)        (276)       (1,002)        (832)

    Foreign exchange on non-compromised
    long-term monetary items                               124           16           107           12
                                                  -------------  ------------   -----------  -----------
    Loss before income taxes                               (80)        (260)         (895)        (820)
    Provision for income taxes                              (1)          (3)            -           (9)
                                                  -------------  ------------   -----------  -----------
    Loss for the period                              $     (81)    $   (263)      $  (895)     $  (829)
                                                  =============  ============   ===========  ===========


CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
================================================================================

                                                 September 30    December 31
                                                 -------------- ------------
                                                     2004          2003
                                                 -------------- ------------
    ($ millions)
    ASSETS

    Current assets                                   $   2,184     $  1,489
    Property and equipment                               3,713        1,614
    Deferred charges                                     3,175        2,346
    Goodwill                                               510          510
    Intangible assets                                      158          164
    Other assets                                         1,127        1,256
                                                 -------------- ------------
                                                    $   10,867     $  7,379
                                                 ============== ============

    LIABILITIES

    Current liabilities                              $   3,132     $  2,744
    Long-term debt and capital lease obligations         1,425          332
    Future income taxes                                      8           11
    Pension and other benefit liabilities                1,072          964
    Other long-term liabilities                            514          298
    Deferred credits                                     1,284        1,364
    Liabilities subject to compromise                    7,990        5,313

    SHAREHOLDERS' DEFICIENCY                            (4,558)      (3,647)
                                                 -------------- ------------
                                                    $   10,867     $  7,379
                                                 ============== ============


CONDENSED COMBINED STATEMENT OF CASH FLOW
=======================================================================================================
                                                    Three Months Ended           Nine Months Ended
                                                       September 30                September 30
                                                ---------------------------- --------------------------
    ($ millions)                                     2004          2003          2004         2003
                                                --------------- ------------ ------------- ------------

    Net cash provided by operating activities      $    168      $    33       $   320      $   205
    Financing (note 9)                                                 -             -
    Drawdown on GE DIP financing                          -            -           300            -
    Credit facility borrowings                            -            -            80          315
    Aircraft related borrowings                         116            -           233            -
    Reduction of long-term debt and capital
       lease obligation                                 (49)         (64)         (358)         (64)
    DIP financing fees                                    -            -             -          (62)
    Other                                                 -          (11)            -          (10)
                                                ------------------------------------------------------
                                                         67          (75)          255          179
                                                ------------------------------------------------------
    Investing                                                          0             0
    Additions to property and equipment                (139)          (6)         (320)         (20)
    Investments and advances                              -            -             -          (15)
    Proceeds from sale of assets                          -           30             1           34
                                                ------------------------------------------------------
                                                       (139)          24          (319)          (1)
                                                ------------------------------------------------------
    Increase (decrease) in cash and cash
    equivalents                                          96          (18)          256          383

    Cash and cash equivalents, beginning of
    period                                              857          830           697          429
                                                ------------------------------------------------------
    Cash and cash equivalents, end of period       $    953      $   812       $   953      $   812
                                                ======================================================

16.     SEASONAL NATURE OF BUSINESS


The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months, however, in the current operating environment, these historical patterns may no longer be applicable.

The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

                                                                    DOCUMENT 2

ACE AVIATION HOLDINGS INC.
THIRD QUARTER 2004
MANAGEMENT'S DISCUSSION & ANALYSIS

ACE Aviation Holdings Inc. (ACE) was incorporated on June 29, 2004 for the purposes of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement. This Interim Management's Discussion and Analysis (MD&A) covers Air Canada's operations and cash flows for the quarter ended September 30, 2004 as well as those of ACE on September 30, 2004. On September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. As a result, the consolidated statement of financial position as at September 30, 2004 is that of ACE and is presented on a fresh start reporting basis as discussed further below. This discussion is as of November 12, 2004.

These financial statements are prepared using the accounting policies as described in Note 2 to the 2003 Annual Consolidated Financial Statements of Air Canada and Note 4 to the Interim Third Quarter 2004 Consolidated Financial Statements. All amounts are expressed in Canadian currency unless indicated otherwise.

For further information on ACE's and Air Canada's public disclosure filings, please consult www.sedar.com.
               -------------


RESULTS OF OPERATIONS OF AIR CANADA
-----------------------------------

                                                              3rd Quarter, 2004     3rd Quarter, 2003     % Change
                                                             ------------------------------------------------------
                                                             ($ millions, except per share figures, RASM and CASM)
   Operating Revenues
        Passenger                                                   2,123                1,901               12
        Cargo                                                         142                  122               16
        Other                                                         231                  205               13
                                                            ------------------------------------------
                                                                    2,496                2,228               12
                                                            ------------------------------------------

   Operating Expenses
        Salaries, wages and benefits                                  630                  657               (4)
        Aircraft fuel                                                 462                  324               43
        Aircraft rent                                                 157                  257              (39)
        Other                                                       1,004                  973                3
                                                            ------------------------------------------
                                                                    2,253                2,211                2
                                                            ------------------------------------------

   Operating income before reorganization and
          restructuring items                                         243                   17
   Reorganization and restructuring items                            (313)                (273)
   Non-operating expense                                             (133)                 (20)
   Foreign exchange gain on non-compromised
        long-term monetary items                                      123                   16

   Provision for income taxes                                          (1)                  (3)
                                                            ------------------------------------------
   Loss for the period                                                (81)                (263)
                                                            ------------------------------------------

   Loss per share - basic and diluted                              ($0.67)              ($2.18)

   Weighted average Air Canada common shares used for
   computation - basic and diluted (millions)                         120                  120



                                                              3rd Quarter, 2004     3rd Quarter, 2003     % Change
                                                             ------------------------------------------------------
                                                             ($ millions, except per share figures, RASM and CASM)

   Revenue Passenger Miles (millions)                              12,853               11,617                11

   Available Seat Miles (millions)                                 15,993               15,156                 6

   Passenger Load Factor (%)                                         80.4                 76.6               3.8 pp

   Passenger revenue per available seat mile
   (RASM)  (cents)                                                   13.3                 12.5                 6

   Operating expense per available seat mile
   (CASM) (cents)                                                    14.1                 14.6                (3)

   Operating expense per available seat mile
   excluding  fuel expense (cents)                                   11.2                 12.4               (10)


The consolidated statement of operations for the three months and nine months ended September 30, 2004 reflects the results of Air Canada and its subsidiaries as well as the results of operations of ACE on September 30, 2004.

For the quarter ended September 30, 2004, ACE reported operating income before reorganization and restructuring items of $243 million, an improvement of $226 million from the third quarter of 2003. EBITDAR improved $151 million over the 2003 quarter. Refer to Note (1) on page 6 for additional information on EBITDAR. The major factors leading to the improvement in operating results versus the third quarter of 2003 were improvements in passenger revenue per available seat mile (RASM) and a reduction to operating expense per available seat mile (CASM), of 6 per cent and 3 per cent respectively. Passenger revenues in the third quarter 2003 were adversely impacted by the continuing impact of the SARS crisis on passenger bookings and by increased competition. Operating expenses increased 2 per cent from the third quarter of 2003 despite a 35 per cent increase in the price of fuel per litre and an ASM capacity increase of 6 per cent. The major factors in the unit cost improvement were lower labour expenses, reduced aircraft rent and other cost reduction initiatives undertaken during the restructuring process. These cost reduction initiatives largely began to take effect in the third quarter of 2003.

As a result of restructuring under the Companies' Creditors Arrangement Act
(CCAA), the financial results in this quarter reflect significant reorganization and restructuring items directly associated with the rearranging of Air Canada's business affairs while under the Court's protection. Air Canada emerged from CCAA proceedings on September 30, 2004 and this is the last quarter that these mainly non-cash items will be recorded. Reorganization and restructuring items represent revenues, expenses, gains and losses and provisions for losses that can be directly associated with the reorganization and restructuring of the business under CCAA. For the quarter, reorganization and restructuring items amounted to $313 million compared to $273 million in the 2003 quarter.

Including reorganization and restructuring items, the net loss for the third quarter was $81 million compared to a net loss of $263 million in the third quarter of 2003.

Operating Revenues
------------------

For the quarter, consolidated passenger revenues increased $222 million or 12 per cent compared to the third quarter of 2003. The improvement in passenger revenues was due to a progressive recovery in all markets with the exception of the US transborder market. In the third quarter of 2003, passenger revenues were negatively impacted by lower domestic and international demand resulting from the SARS crisis and increased capacity by low cost carriers.

For the 2004 quarter, system passenger traffic increased 11 per cent on a 6 per cent increase in ASM capacity producing a 3.8 percentage point improvement in load factor. Yield as measured by passenger revenue per RPM (Yield) increased 1 per cent reflecting yield growth in the Pacific, Atlantic and domestic markets. The Yield increase also reflects a greater proportion of long-haul flying which has a lower Yield per RPM. With the major improvement in load factor, system RASM rose 6 per cent over the third quarter of 2003.

The table below describes, by major market, percentage changes in third quarter passenger revenues, capacity as measured in available seat miles (ASMs), traffic as measured by revenue passenger miles (RPMs), passenger load factor as measured by RPMs divided by ASMs, Yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM, as compared to the 2003 quarter.

 Operating Statistics - Third Quarter of 2004 compared to Third Quarter of 2003
 ------------------------------------------------------------------------------

          Passenger   Capacity      Traffic    Passenger      Yield
           Revenue     (ASMs)       (RPMs)    Load Factor    Per RPM      RASM
           % Change   % Change     % Change    pp change    % Change    % Change
         -----------------------------------------------------------------------

Canada          3      (8)           (1)         5.7 pp       4            12
US             (1)      1             9          5.5 pp      (9)           (1)
Atlantic        6      (4)           (3)         1.1 pp       9            11
Pacific       113      90            86         (1.8) pp     14            12
Other          25      18            23          3.0pp        0             4
System         12       6            11          3.8 pp       1             6

The table below describes, by major market, the percentage change from the prior year in passenger revenues for the seven most recent quarters.


                     Passenger Revenue % Change Year-over-Year by Quarter
                     ----------------------------------------------------

         Quarter 1   Quarter 2   Quarter 3   Quarter 4   Quarter 1   Quarter 2  Quarter 3
           2003        2003        2003        2003        2004        2004        2004
         ----------------------------------------------------------------------------------

Canada      (12)       (26)         (17)        (13)         (9)          8           3
US           (5)       (27)         (24)        (19)        (13)          5          (1)
Atlantic     (1)       (11)          (4)         (5)         (5)          6           6
Pacific      (3)       (63)         (52)        (13)         15         162         113
Other        21         (8)           3          18          24          38          25
System       (6)       (26)         (19)        (12)         (5)         15          12


Third quarter 2004 domestic passenger revenues were up $23 million or 3 per cent from 2003. Domestic traffic was down 1 per cent while ASM capacity was reduced by 8 per cent. This resulted in a passenger load factor of 78.7 per cent, a 5.7 percentage point increase from the 2003 quarter. RASM increased 12 per cent reflecting the rise in passenger load factor and a domestic Yield increase of 4 per cent. In the 2003 quarter, domestic passenger traffic and Yield continued to be adversely impacted by the SARS crisis.

US transborder passenger revenues were down $5 million or 1 per cent. US transborder showed a traffic increase of 9 per cent on an ASM capacity increase of 1 per cent resulting in a passenger load factor of 73.0 per cent, an improvement of 5.5 percentage points from the 2003 quarter. US transborder Yield declined 9 per cent reflecting a competitive market with increased US carrier capacity. Air Canada has responded to this environment by implementing a simplified fare structure consistent with Air Canada's domestic fare strategy. US transborder RASM was down by 1 per cent as higher load factors did not fully offset the lower Yield per RPM.

Atlantic, Pacific and "Other" international passenger revenues were $204 million or 27 per cent above the third quarter of 2003. Atlantic revenues increased $31 million or 6 per cent on 9 per cent increase in Yield and a 3 per cent decrease in traffic. The reduction in traffic was due to a 4 per cent reduction to ASM capacity reflecting the suspension of service to Italy, Spain and Copenhagen. Atlantic RASM showed an increase of 11 per cent. Pacific revenues were up $152 million or 113 per cent. Pacific traffic rose 86 per cent on a 90 per cent increase in ASM capacity. Pacific Yield rose 14 per cent and RASM increased 12 per cent. In the third quarter of 2003, the Pacific market was severely adversely impacted by the continuing impact of the SARS crisis which resulted in large reductions in traffic and capacity. South Pacific, Caribbean, Mexico and South America ("Other") revenues increased $21 million or 25 per cent reflecting a traffic increase of 23 per cent on an ASM capacity increase of 18 per cent. This growth is mainly due to the addition of new routes to South America as well as to increased service to traditional leisure destinations. Yield was unchanged from the 2003 quarter. "Other" RASM was up 4 per cent versus the third quarter of 2003 mainly due to the 3.0 percentage point improvement in passenger load factor.

Cargo revenues increased $20 million or 16 per cent from the third quarter of 2003 mainly due to greater flying capacity in the Pacific market over 2003.

Other revenues increased $26 million or 13 per cent in the third quarter of 2004 largely due to greater revenues from Aeroplan reflecting higher point redemptions and, to a lesser extent, increased revenues from Air Canada Technical Services. The proceeds from the sale of Aeroplan miles to third parties are deferred and recognized as revenue as these miles are redeemed.

For the third quarter of 2004, total operating revenues increased $268 million or 12 per cent from the 2003 quarter.

Operating Expenses
------------------

Total operating expenses increased $42 million or 2 per cent from the third quarter of 2003 despite an increase in fuel expense of $138 million and a 6 per cent increase to consolidated ASM capacity. Third quarter 2004 unit cost, as measured by operating expense per ASM, was 3 per cent below the 2003 level (down 10 per cent, excluding fuel expense). Notable changes from the third quarter of 2003 are as follows:

  o Aircraft fuel expense increased $138 million or 43 per cent mainly due to continued record high fuel prices and the 6 per cent increase in ASM flying capacity versus last year. The average base fuel price increase of 41 per cent or $138 million and the volume increase of 5 per cent or $18 million was partly offset by a reduction of $17 million due to the favourable impact of a stronger Canadian dollar.

  o Salaries and wages (excluding benefits) expense was down $28 million or 6 per cent from the third quarter of 2003 reflecting a reduction of over 1,400 average full-time equivalent (FTE) employees or 4 per cent as well as salary reductions for unionized and non-unionized labour groups. Salaries and wages expense per ASM was reduced by 10 per cent from the same quarter of 2003. Compared to the fourth quarter of 2002, average FTE employee counts in the quarter were down over 7,700 FTE employees or 19 per cent.

  o Aircraft rent expense was down $100 million or 39 per cent largely due to the reclassification of certain aircraft leases from operating to capital leases which accounted for approximately $65 million of the decline. Other reductions included the impact of aircraft returns and renegotiated lease rates. As a result of the reclassification, aircraft depreciation increased by approximately $34 million and interest expense by approximately $37 million. In the case of 47 aircraft lease amendments, the cost of the pre-CCAA agreements continued to be recorded in operating expense during the quarter as the effectiveness of the lease amendments was conditional upon Air Canada's emergence from Court protection. Effective October 1, 2004, recognition of these lease amendments will allow ACE to record lower lease expenses in the future.

  o Airport and navigation fees decreased $8 million or 4 per cent on a 3 per cent decrease in consolidated aircraft departures. The decrease was, in large part, due to a favourable prior period adjustment of $22 million which was partially offset by higher fees for air navigation services and higher landing and general terminal charges primarily at Toronto's Pearson International Airport (Pearson), Air Canada's main hub. At Pearson, landing fees increased by 25 per cent per metric tonne and general terminal charges rose 15 per cent per seat for domestic and international arrivals compared to the third quarter of 2003.

  o Communications and Information Technology expense was down $19 million or 21 per cent largely as a result of increased direct passenger sales via the internet, renegotiated contract rates for information technology and communication services, a decrease in the level of information technology maintenance costs and the favourable impact of a stronger Canadian dollar.

  o Depreciation expense increased $25 million or 28 per cent mainly due to an increase of approximately $34 million due to the reclassification of certain aircraft leases from operating to capital leases partially offset by lower software and computer amortization costs.

Reorganization and Restructuring Items
--------------------------------------

Since Air Canada's filing under CCAA on April 1, 2003, Air Canada has recorded significant reorganization and restructuring items directly associated with the rearranging of its business affairs while under the Court's protection. Reorganization items recorded in the quarter relate mainly to lease deficiency claims, labour-related items and professional fees.

For the third quarter of 2004, reorganization and restructuring items amounted to $313 million of which $281 million represents non-cash items. Air Canada emerged from CCAA proceedings on September 30, 2004 and this is the last quarter that these mainly non-cash items will be recorded.

Non-Operating Expense
---------------------

Non-operating expense amounted to $133 million in the third quarter of 2004, a $113 million increase from the third quarter of 2003.

Net interest expense increased $48 million due largely to an increase of approximately $37 million as a result of the reclassification of certain aircraft leases from operating to capital leases.

In the third quarter of 2004, provisions for loss on sale of assets of $62 million were recorded related mainly to non-operating aircraft and inventory. In the third quarter of 2003, loss on disposal of assets of $1 million was mainly as a result of provisions of $28 million related to the write-down of non-operating aircraft, spare parts and other investments offset by a gain of $29 million related to an earn out provision on the sale of Galileo Canada which occurred in 1998.

Foreign Exchange Gains
----------------------

In the 2004 quarter, Air Canada recorded gains of $123 million from foreign exchange fluctuations on non-compromised long-term monetary items attributable to a stronger Canadian dollar as at September 30, 2004 versus the US dollar as at June 30, 2004. This compared to gains of $16 million recorded in the third quarter of 2003.

(1) Non-GAAP Earnings (Losses)
------------------------------

EBITDAR

EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP (Generally Accepted Accounting Principles) financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions.

EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR, before reorganization and restructuring items, is reconciled to operating income before reorganization and restructuring items as follows:

                                                  Third Quarter  Third Quarter    Change
                                                      2004            2003
                                                 ------------------------------------------

GAAP operating income before reorganization
   and restructuring items                              243             17           226
Add back:
   Depreciation, amortization and obsolescence          114             89            25
   Aircraft rent                                        157            257          (100)
                                                 ------------------------------------------

EBITDAR                                                 514            363           151
                                                 ==========================================

YEAR-TO-DATE
------------

For the first nine months of 2004, operating income before reorganization and restructuring items amounted to $120 million representing a $727 million improvement from the $607 million operating loss before reorganization and restructuring items recorded in 2003. The net loss, which included $871 million of reorganization and restructuring items, was $895 million versus a net loss of $1,099 million in the prior year which included $490 million of reorganization and restructuring items.

BALANCE SHEET ANALYSIS
----------------------

The consolidated balance sheet as of September 30, 2004 represents the accounts of ACE and its subsidiaries on a post-emergence fresh start reporting basis. The consolidated balance sheet as of December 31, 2003 represents the accounts of Air Canada and its subsidiaries. ACE adopted fresh start reporting on September 30, 2004. As a result, all assets and liabilities of ACE have been reported at fair values except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. Refer to Note 5 to the Interim Third Quarter 2004 Consolidated Financial Statements for additional information.

As a result of the implementation of the Plan and the adoption of fresh start reporting, a revaluation adjustment of $4,439 million has been recorded as a credit to Shareholders' Equity and the deficit of Air Canada as at September 30, 2004 has been reclassified to Shareholders' Equity, resulting in a capital deficiency of $611 million.

The implied value of various classes of shares issued by ACE, derived from the Investment Agreement, the Rights Offering and the Standby Purchase Agreement, is approximately $2 billion. Shareholders' Equity as presented on the Consolidated Statement of Financial Position of ACE under Canadian GAAP does not reflect this implied value because:

  o Due to certain characteristics of the Convertible Preferred Shares issued pursuant to the Investment Agreement, Canadian GAAP requires that the instrument be presented as a compound instrument, and as such, $127 million is presented as a financial liability and not in Shareholders' Equity. In addition, the fair value of the enterprise as a whole would exclude the liability component of the ACE Preferred Shares.

  o Under fresh start reporting, Canadian GAAP does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole. This presentation differs from US GAAP for fresh start reporting where goodwill is recorded as the excess of the fair value of the Corporation over the fair value of net assets. The Consolidated Statement of Financial Position under US GAAP will report share capital of $1,894 million and goodwill of $2,505 million.

The combination of the above factors and the existing Shareholders' Deficit as reported prior to the adoption of fresh start reporting contribute to the reporting of a capital deficiency of $611 million, which does not reflect the implied value of the various classes of shares by ACE.

CASH FLOW ANALYSIS
------------------

The Consolidated Statement of Cash Flow for the three and nine months ended September 30, 2004 and 2003 reflect the cash flows of Air Canada and its subsidiaries as well as cash flows of ACE on September 30, 2004 upon emergence and implementation of the Plan.

For the quarter ended September 30, 2004, cash flows from operations amounted to $183 million compared to $27 million in the quarter ended September 30, 2003, an increase of $156 million. Improved operating results were the main reason for the cash flow improvement.

Cash Flows from Financing Activities
------------------------------------

In the quarter ended September 30, 2004, Air Canada obtained financing of $116 million for the purchase of one Airbus A340-500 aircraft. The purchase was 100 per cent financed through a conditional sales agreement.

In addition, in the quarter ended September 30, 2004, reduction of long-term debt and capital lease obligations totaled $49 million compared to $64 million in the quarter ended September 30, 2003.

Exit Financing Transactions
---------------------------

Upon implementation of the Plan on September 30, 2004, the following equity and other financing transactions were consummated for proceeds totaling $982 million.

  o Financing transactions with General Electric Capital Corporation and its affiliates (GECC) total an outflow of $63 million. Net financing proceeds received under the Exit Facility of $540 million total $227 million, which includes repayment of the debtor-in-possession secured financing of $300 million and fees of $13 million. In addition, under the Global Restructuring Agreement (GRA), Air Canada acquired two previously leased aircraft from GECC for an aggregate amount of $353 million. GECC provided financing in the amount of $63 million. The difference of $290 million was paid to GECC on September 30, 2004, which includes the repayment of the convertible note under the GRA.

  o Rights Offering and Standby Purchase Agreement with Deutsche Bank Securities Inc. for net proceeds of $852 million, after deducting fees of $13 million.

  o Investment Agreement with Cerberus Capital Management L.P. for net proceeds of $238 million, after deducting fees of $12 million. In addition, pursuant to the Investment Agreement, these proceeds were used, in part, to pay an amount of $45 million to GECC in consideration for damages suffered by GECC under certain leases. As a result of this payment, the warrants as outlined in the GRA were not issued.

Cash Flows used for Investing Activities
----------------------------------------

In the quarter ended September 30, 2004, additions to property and equipment amounted to $142 million. Included in this amount are $116 million for the purchase of an Airbus A340-500 aircraft and $6 million for progress payments on the Embraer aircraft. Other aircraft-related spending amounted to $12 million and included inventory and spare engines. These expenditures were partly offset by a Federal government refund recorded in the third quarter of 2004 totaling approximately $12 million relating to costs incurred for upgrading cockpit security. Other expenditures amounted to $20 million and related mainly to system development projects.

LIQUIDITY
---------

As at September 30, 2004, ACE had unrestricted cash and cash equivalents of $1,939 million.

The table below summarizes ACE's major long-term debt and lease obligations as at September 30, 2004, as described in Notes 9 and 13 to the Interim Third Quarter 2004 Consolidated Financial Statements, as well as projections for aircraft expenditures and the related financing.

                                                        Remainder
                                                          of 2004        2005       2006       2007       2008       2009
                                                      --------------------------------------------------------------------

($ millions) (1)

Long-Term Debt and Capital Lease Obligations
--------------------------------------------

Long term debt (Note 9)                                        24          76         33        101        189        168

Capital lease principal obligations (Note 9)                   63         149        151        188        188         90
                                                      --------------------------------------------------------------------

                                                               87         225        184        289        377        258
                                                      ====================================================================

Lease Payments for Aircraft and Other Property
----------------------------------------------

Future minimum lease payments under
  existing operating leases of aircraft (Note 13)             120         496        452        426        319        315

Future minimum lease payments under
  existing leases for other property (Note 13)                 25          84         50         47         46         33
                                                      --------------------------------------------------------------------

                                                              145         580        502        473        365        348
                                                      ====================================================================

Projected Aircraft Expenditures, Net of Financing
-------------------------------------------------

Projected committed aircraft expenditures
(Note 13)                                                     232         607        599        850        149          0

Projected aircraft financing                                 (148)       (537)      (475)      (777)      (153)         0
                                                      ====================================================================

Projected committed aircraft expenditures, net
of aircraft financing                                          84          70        124         73         (4)         0
                                                      ====================================================================


(1) US dollar amounts are converted using the September 30, 2004 noon day rate of CDN$1.2639. Projected aircraft expenditures are expressed in 2004 dollars.


Other purchase commitments for the remainder of 2004 and 2005 for property, ground equipment and spare parts amount to approximately $66 million.

Long-term debt and capital lease obligations as at September 30, 2004 combined with the estimated present value of committed future aircraft lease payments for the period to the end of the lease term and estimated future purchase options, net of cash balances, amounted to approximately $4 billion compared to approximately $12 billion at December 31, 2002, prior to filing for creditor protection under CCAA.

Air Canada has signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. (Embraer) and Bombardier Inc. (Bombardier). The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 45 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries are scheduled to commence in November 2005. The agreement with Bombardier covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 commenced in October 2004, with the 75-seat CRJ700 Series 705 deliveries scheduled to begin in May 2005. The estimated aggregate cost of the firm aircraft orders approximates US$2 billion.

The projected aircraft financing amounts are calculated on the basis of debt financing which provides for financing of 85 per cent of the purchase price of committed aircraft expenditures. A number of aircraft can be financed under operating lease arrangements which would provide for a higher net financing of the purchase price. Air Canada has not yet finalized whether these aircraft acquisitions will be financed under debt or operating lease arrangements.

Debt repayment obligations in the future are expected to be met from cash flows from operations. In the months following CCAA emergence, Air Canada plans to normalize its banking and financing relationships to ensure its liquidity requirements will be fully met.

As at November 9, 2004, ACE's consolidated cash balance, measured on the basis of unrestricted cash in its bank accounts, amounted to approximately $1.9 billion.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement with an entity not reported on a consolidated basis under which a company has (1) any obligation under certain guarantee contracts;
(2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for the assets; (3) any obligation under certain derivative instruments; or (4) any obligation arising under a material variable interest held in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

Guarantees
----------

As described in Note 21 to the Annual Consolidated Financial Statements of Air Canada for the year ended December 31, 2003, ACE may be required to provide residual value support to the lessors covering 43 aircraft under lease agreements. As at September 30, 2004, the maximum potential residual value support ACE may be required to provide under aircraft operating lease agreements is $411 million, a decrease of $445 million from the December 31, 2003 disclosure. The decrease is due to the reclassification of 33 operating leases to capital leases upon lease renegotiation, the purchase of two previously leased aircraft and the impact of foreign exchange. The maximum potential residual value support disclosure is not necessarily indicative of what effect the guarantee will have on the financial condition or capital resources of ACE, based upon current expected aircraft values on lease expiry.

Retained or Contingent Interest in Assets Transferred
-----------------------------------------------------

ACE has no material arrangements involving the transfer of assets to an unconsolidated entity where those assets serve as credit, liquidity or market risk support to that entity.

Derivative Instruments
----------------------

ACE's risk management policies and use of derivative financial instruments are described in Note 20 to the Annual Consolidated Financial Statements of Air Canada for the year ended December 31, 2003. There are no derivative financial instruments currently outstanding that are expected to have a material impact on the financial condition, liquidity or results of operations of ACE.

Variable Interests
------------------

As disclosed in Note 2cc to the Annual Consolidated Financial Statements of Air Canada for the year ended December 31, 2003, Air Canada has entered into financing transactions with arms length special purpose entities ("SPEs") with respect to a total of 80 aircraft. Lease agreements involving SPEs provide a benefit to Air Canada in the form of reduced aircraft rental payments as the existence of the SPEs optimize the tax and financing structure of the underlying financing arrangement to the lessor.

The existence of the SPE in the lease arrangement does not, in and of itself, increase any financial risk to ACE. ACE views the off balance sheet risk in aircraft lease arrangements as being related to the duration of the lease and the existence of residual value support ACE may be required to provide.

The Accounting Standards Board in Canada has issued Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG 15) which will be effective for annual and interim periods beginning on or after November 1, 2004. AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its Annual Consolidated Financial Statements. Air Canada continues to evaluate the potential future impact this guideline will have on its financial position and results of operations under Canadian GAAP. Based on the outcome of the evaluation of AcG15, Air Canada may be required to consolidate certain previously non-consolidated entities in existence prior to the effective date of AcG 15.

ADOPTION OF ACCOUNTING POLICIES
-------------------------------

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities, ACE adopted fresh start reporting on September 30, 2004. As a result, all assets and liabilities of the ACE have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes.

ACE adopted fresh start reporting on September 30, 2004. As a result, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair market value of Miles to be redeemed in the future. As a consequence of the evolving nature of the Aeroplan loyalty program, ACE will adopt a deferred revenue accounting policy going forward to replace the previous incremental cost policy on Miles earned through air travel. In addition, the estimated percentage of Miles that will never be redeemed, defined as breakage, is deferred and amortized over the average estimated life of a Mile. There is no change to the policy related to the sale of Miles to third parties where revenues were already deferred and recognized as Miles were redeemed. The current portion of Aeroplan deferred revenues of $512 million ($192 million at December 31, 2003 as recorded under the previous accounting policy) is included in advance ticket sales.

As a result of the corporate reorganization as called for under the Plan, ACE is reviewing its operations in accordance with the guidance under CICA 1701 - Segment Disclosures.

Air Canada adopted Accounting Guideline 13 - Hedging Relationships (AcG 13) beginning January 1, 2004. The new guideline concerns the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting. The impact of AcG 13 was not significant during the quarter.

Effective January 1, 2004, Air Canada adopted CICA 1100 - Generally Accepted Accounting Principles and CICA 3063 - Impairment of Long-Lived Assets. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. There have been no changes in accounting policies as a result of the adoption of CICA 1100. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Air Canada has not recorded any impairment loss as a direct result of the transition to CICA 3063.


MATERIAL CHANGES
----------------

There have been no material changes in critical accounting estimates, risk management and risk factors from the disclosures included in the annual 2003 MD&A dated April 2, 2004.

ACE's future operational and financial performance are subject to important risks and uncertainties, including without limitation, war, terrorist attacks, energy prices, general industry, market and economic conditions, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments and proceedings, pending litigation and actions by third parties. Refer to the "Risk Factors" section of the annual 2003 MD&A dated April 2, 2004 for additional information.

QUARTERLY RESULTS
-----------------

     The table below describes quarterly financial results of Air Canada for the last eight quarters, together with major operating statistics:

                                           Quarterly Financial Data - Condensed Consolidated
                                           -------------------------------------------------
                                                 $ millions (except per share figures)

                                          2004              |                  2003                      |   2002   |
                             -------------------------------|--------------------------------------------|----------|-
                                 Q1        Q2         Q3    |    Q1        Q2         Q3         Q4      |    Q4    |
                             -------------------------------|--------------------------------------------|----------|-
                                                            |                                            |          |
Passenger revenues              1,661      1,844     2,123  |   1,745     1,597      1,901      1,615    |   1,833  |
Cargo revenues                    126        137       142  |     144       122        122        131    |     160  |
Other revenues                    334        240       231  |     322       233        205        231    |     250  |
                             -------------------------------|--------------------------------------------|----------|-
Operating revenues              2,121      2,221     2,496  |   2,211     1,952      2,228      1,977    |   2,243  |
                                                            |                                            |          |
Operating expenses              2,266      2,199     2,253  |   2,565     2,222      2,211      2,054    |   2,505  |
                             -------------------------------|--------------------------------------------|----------|-
                                                            |                                            |          |
Operating income (loss)                                     |                                            |          |
  before the undernoted                                     |                                            |          |
  items                          (145)        22       243  |    (354)     (270)        17        (77)   |    (262) |
                                                            |                                            |          |
Non-recurring labour                                        |                                            |          |
  expenses                          -          -         -  |       -         -          -          -    |     (26) |
Reorganization and                                          |                                            |          |
  restructuring items            (132)      (426)     (313) |       -      (217)      (273)      (560)   |       -  |
                                                            |                                            |          |
Non-operating                                               |                                            |          |
  income (expense)                (43)       (72)     (133) |     (61)      (69)       (20)      (132)   |     (71) |
                             -------------------------------|--------------------------------------------|----------|-
                                                            |                                            |          |
Income (loss) before                                        |                                            |          |
  foreign exchange on                                       |                                            |          |
  non-compromised                                           |                                            |          |
  long-term monetary                                        |                                            |          |
  items and income                                          |                                            |          |
  taxes                          (320)      (476)     (203) |    (415)     (556)      (276)      (769)   |    (359) |
                                                            |                                            |          |
FX gain (loss) on                                           |                                            |          |
  non-compromised                                           |                                            |          |
  long-term monetary                                        |                                            |          |
  Items                            17        (34)      123  |     132        (4)        16         (7)   |     (14) |
                             -------------------------------|--------------------------------------------|----------|-
                                                            |                                            |          |
Income (loss) before                                        |                                            |          |
  income taxes                   (303)      (510)      (80) |    (283)     (560)      (260)      (776)   |    (373) |
                                                            |                                            |          |
Recovery of (provision                                      |                                            |          |
  for) income taxes                (1)         -        (1) |      13        (6)        (3)         8    |    (391) |
                             -------------------------------|--------------------------------------------|----------|-
                                                            |                                            |          |
Net income (loss)                (304)      (510)      (81) |    (270)     (566)      (263)      (768)   |    (764) |
                             =========================================================================================
                                                            |                                            |          |
Earnings (loss)                                             |                                            |          |
   Per Air Canada               (2.53)     (4.24)    (0.67) |   (2.25)    (4.70)     (2.18)     (6.39)   |   (6.35) |
    share - basic                                           |                                            |          |
          - diluted             (2.53)     (4.24)    (0.67} |   (2.25)    (4.70)     (2.18)     (6.39)   |   (6.35) |
                                                            |                                            |          |


                                          2004              |                  2003                      |   2002   |
                             -------------------------------|--------------------------------------------|----------|--
                                 Q1        Q2         Q3    |    Q1        Q2         Q3         Q4      |    Q4    |
                             -------------------------------|--------------------------------------------|----------|--
                                                            |                                            |          |
Quarterly Operating Statistics - Consolidated Operations    |                                            |          |
--------------------------------------------------------    |                                            |          |
                                                            |                                            |          |
Revenue passenger
  miles (millions)            10,057     10,836     12,853  |   9,586     9,073     11,617      9,289    |   9,701  |
Available seat miles                                        |                                            |          |
  (millions)                  13,797     13,931     15,993  |  13,310    12,579     15,156     13,115    |  13,864  |
Passenger load                                              |                                            |          |
   factor (%)                   72.9       77.8       80.4  |    72.0      72.1       76.6       70.8    |    70.0  |
                                                            |                                            |          |
                                                            |                                            |          |
Quarterly Operating Statistics - Mainline-related Operations|                                            |          |
-------------------------------------------------------------                                            |          |
                                                            |                                            |          |
Revenue passenger                                           |                                            |          |
   miles (millions)            9,648     10,382     12,371  |   9,186     8,653     11,171      8,878    |  9,319   |
   Domestic                    2,743      3,233      3,806  |   2,599     2,886      3,801      2,847    |  2,902   |
   International               6,905      7,149      8,565  |   6,587     5,767      7,370      6,031    |  6,417   |
                                                            |                                            |          |
Available seat miles                                        |                                            |          |
   (millions)                 13,096     13,215     15,267  |  12,626    11,889     14,416     12,409    | 13,181   |
   Domestic                    3,772      4,129      4,769  |   3,648     4,108      5,124      4,066    |  4,220   |
   International               9,324      9,086     10,498  |   8,978     7,781      9,292      8,343    |  8,961   |
                                                            |                                            |          |
Passenger load                                              |                                            |          |
   factor (%)                   73.7       78.6       81.0  |    72.8      72.8       77.5       71.5    |   70.7   |
   Domestic                     72.7       78.3       79.8  |    71.2      70.3       74.2       70.0    |   68.8   |
   International                74.1       78.7       81.6  |    73.4      74.1       79.3       72.3    |   71.6   |
                                                            |                                            |          |


EXPLANATORY NOTES
-----------------

Mainline or Mainline-related Operations

The charts, discussion and analysis of results contain references to "Mainline" or "Mainline-related" operations. These terms refer to the unconsolidated operations of Air Canada but include, as the context may require, the operations of Aeroplan Limited Partnership (Aeroplan); ZIP Air Inc. (ZIP), a wholly-owned subsidiary airline (which ceased operations in September 2004); Destina.ca Inc. (Destina), a wholly-owned web-based travel company; Air Canada Capital Ltd., a wholly-owned subsidiary whose main business is the leasing of aircraft to Air Canada and ZIP; and other smaller related subsidiaries. Mainline or Mainline-related operations exclude the operations of Jazz Air Inc. (Air Canada Jazz or Jazz), Air Canada's regional airline; third party airlines operating under capacity purchase agreements; Wingco Leasing Inc. (Wingco), a wholly-owned subsidiary whose main business is the leasing of regional aircraft to Air Canada Jazz and to third party airlines operating under capacity purchase agreements; Touram Inc. (Air Canada Vacations); and other non-airline subsidiaries.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

         ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, war, terrorist attacks, energy prices, general industry, market and economic conditions, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of November 12, 2004, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


ACE's Third Quarter 2004 Management's Discussion & Analysis and Interim Consolidated Financial Statements & Notes will be available on Air Canada's website www.aircanada.com and at SEDAR.com. A copy may also be obtained on request by contacting Shareholder Relations at (514) 422-7578.

                                                                    DOCUMENT 3

ACE Aviation Holdings Inc.



NEWS RELEASE
===============================================================================

    ACE AVIATION HOLDINGS INC. RELEASES THIRD QUARTER RESULTS: REPORTS $243 MILLION OF OPERATING INCOME BEFORE REORGANIZATION AND
    RESTRUCTURING ITEMS

    Q3 OVERVIEW

     o Operating income of $243 million before reorganization and restructuring items, an improvement of $226 million from the third quarter of 2003.
     o Passenger revenues up $222 million or 12 per cent. Domestic yield grew by 4 per cent in the quarter and domestic RASM improved by 12 per cent.
     o  Passenger revenue per ASM (RASM) up 6 per cent.
     o Unit cost down 4 per cent for the Mainline-related operations (down 11 per cent, excluding fuel).
     o As at November 9, 2004, ACE's consolidated cash balance, measured on the basis of unrestricted cash in its bank accounts, amounted to approximately $1.9 billion.
     o Despite record high fuel prices, third best Q3 operating income before reorganization and restructuring items for third quarter in Corporation's history.

    MONTREAL, November 12, 2004 - On October 15, 2004, ACE Aviation Holdings Inc (ACE) released an estimate of $235 million representing operating income before reorganization and restructuring items for the third quarter of 2004. The objective of the early release was to ensure that stakeholders were given current information on its recent operations given record high fuel prices and the deteriorated performance of US carriers.

    ACE reported today operating income of $243 million before reorganization and restructuring items for the third quarter of 2004, an improvement of $226 million from the third quarter of 2003. Operating revenues were up $268 million or 12 per cent. The improvement in passenger revenues of $222 million, or 12 per cent, was due to a recovery in all markets, with the exception of the US transborder market. International markets rebounded from a SARS impacted 2003. A stronger domestic market showed improving yield and traffic performance as well. Total operating expenses increased $42 million or 2 per cent despite an increase in fuel expense of $138 million on an ASM capacity increase of 6 per cent. Operating expense per ASM was 4 per cent below the 2003 quarter for the Mainline-related operations (down 11 per cent, excluding fuel expense).

    As at November 9, 2004, ACE's consolidated cash balance, measured on the basis of cash in its bank accounts, amounted to approximately $1.9 billion. The Corporation's debt and capitalized operating lease obligations, net of cash, has been reduced from the previously disclosed approximate $5 billion to approximately $4 billion mainly as a result of the strengthening of the Canadian dollar.

    Since Air Canada's filing under CCAA, it has recorded significant reorganization and restructuring items directly associated with the rearranging of its business affairs while under the Court's protection. These "reorganization and restructuring items" represent revenues, expenses, gains and losses and provisions for losses since the date of filing that can be directly associated with the reorganization and restructuring of the business under CCAA.

    In the third quarter of 2004, reorganization and restructuring items amounted to $313 million, of which $281 million represented non-cash items. As the Corporation emerged from CCAA proceedings on September 30, 2004, this is the last quarter that reorganization and restructuring items will be recorded. Foreign exchange gains on non-compromised long term monetary items of $123 million were recorded in the quarter. With the benefit of fresh start reporting and the recognition of the remaining renegotiated leases effective on emergence, results for the fourth quarter will more accurately reflect the progress achieved in the airline's restructuring.

    The net loss for the quarter including the above significant items was $81 million. This compares to a net loss of $263 million in the third quarter of 2003, an improvement of $182 million. The third quarter of 2003 included $273 million of reorganization and restructuring items.

    "In October, we achieved record load factors for the seventh straight month and forward bookings remain strong for the balance of the quarter," said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. "Our commercial strategy is producing the desired results. Notwithstanding an obvious concern over fuel prices, we continue to expect to achieve significant profitability in 2005 over the full year," said Mr. Milton.

    ACE Aviation Holdings Inc. Third Quarter 2004 Management's Discussion & Analysis and Unaudited Interim Consolidated Financial Statements and Notes will be available on Air Canada's website www.aircanada.com and at SEDAR.com on November 12, 2004. A copy may also be obtained on request by contacting Shareholder Relations at (514) 422-7578.


    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

             ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

           Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, war, terrorist attacks, energy prices, general industry, market and economic conditions, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of November 12, 2004, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                                     - 30 -



    CONTACTS:      Isabelle Arthur (Montreal)                 (514) 422-5788
                   Laura Cooke (Toronto)                      (416) 263-5576
                   Angela Mah (Vancouver)                     (604) 270-5741

    INTERNET:      aircanada.com

=========================================================================================================================
ACE Aviation Holdings Inc.

HIGHLIGHTS                                                                Periods ended September 30
                                                       ------------------------------------------------------------------
                                                             Three months                          Nine months
                                                       ------------------------------------------------------------------
                                                               2004         2003                    2004          2003
-------------------------------------------------------------------------------------------------------------------------
Financial   (CDN dollars in millions except per share figures)
-------------------------------------------------------------------------------------------------------------------------

Operating revenues                                            2,496        2,228                   6,838         6,391
Operating income (loss) before reorganization
  and restructuring items                                       243           17                     120          (607)
Reorganization and restructuring items                         (313)        (273)                   (871)         (490)
Non-operating expense                                          (133)         (20)                   (248)         (150)
Loss before foreign exchange on non-compromised
  long-term monetary items and income taxes                    (203)        (276)                   (999)       (1,247)
Loss for the period                                             (81)        (263)                   (895)       (1,099)
Operating margin before reorganization and                      9.7%         0.8%                    1.8%        (9.5)%
  restructuring items
EBITDAR before reorganization and restructuring items (1)       514          363                     953           464
EBITDAR margin before reorganization and
  restructuring items                                          20.6%        16.3%                   13.9%          7.3%
Cash and cash equivalents (unrestricted)                      1,939          810                   1,939           810
Cash flows from operations                                      183           27                     360           159
Weighted average common shares used for computation
  - basic and diluted                                           120          120                     120           120
Loss per share - basic and diluted                          $ (0.67)     $ (2.18)                $ (7.45)      $ (9.14)

-----------------------------------------------------------------------------------------------------------------------------------
Operating Statistics (mainline-related) (2) (3)                                     % Change                             % Change
-----------------------------------------------------------------------------------------------------------------------------------
Revenue passenger miles (millions)                           12,371       11,171       11         32,402        29,010       12
Available seat miles (millions)                              15,267       14,416        6         41,578        38,931        7
Passenger load factor                                          81.0%        77.5%      3.5 pts      77.9%         74.5%     3.4 pts
Passenger revenue yield per revenue passenger mile (cents)     15.4         15.1        1           15.4          15.9       (3)
Passenger revenue per available seat mile (cents)              12.5         11.7        6           12.0          11.8        1
Operating revenue per available seat mile (cents)              14.7         13.9        6           14.5          14.4        1
Operating expense per available seat mile (cents)(4)           13.2         13.7      (4)           14.1          15.7      (10)
Operating expense (net of cargo and other non-ASM
   revenue) per available seat mile (cents) (4)(5)             10.9         11.6      (6)           11.7          13.2      (12)
Average number of employees (thousands)                        28.5         29.7      (4)           28.9          32.3      (11)
Available seat miles per employee (thousands)                   536          486       10          1,440         1,205       20
Operating revenue per employee (thousands)                     $ 79         $ 67       17          $ 208         $ 173       20
Aircraft in operating fleet at period end                       201          221      (9)            201           221       (9)
Average aircraft utilization (hours per day) (6)               11.6         10.8        7           11.1          10.3        8
Average aircraft flight length  (miles)                       1,406        1,270       11          1,316         1,220        8
Fuel price per litre (cents) (7)                               47.0         34.6       36           43.5          37.7       15
Fuel litres (millions)                                          917          867        6          2,501         2,347        7
----------------------------------------------------------------------------------------------------------------------------------
Operating Statistics (consolidated)                                                 % Change                              % Change
----------------------------------------------------------------------------------------------------------------------------------

Revenue passenger miles (millions)                           12,853       11,617       11         33,746        30,277       11
Available seat miles (millions)                              15,993       15,156        6         43,722        41,044        7
Passenger load factor                                         80.4%        76.6%      3.8 pts      77.2%         73.8%      3.4 pts
Passenger revenue yield per revenue passenger mile (cents)    16.5         16.3        1           16.6          17.3      (4)


 (1) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

     EBITDAR before reorganization and restructuring items is reconciled to operating income (loss) before reorganization and restructuring items as follows:

                                 Three months ended        Nine months ended
                                   September 30               September 30
                                  2004       2003          2004          2003
                                  ----       ----          ----          ----
                                     ($ millions)             ($ millions)
   Operating income (loss)
    before reorganization and
    restructuring items            243        17           120           (607)
   Add back:
         Aircraft rent             157       257           521            799
         Depreciation,
           amortization
           & obsolescence          114        89           312            272
                                -------------------       ---------------------
   EBITDAR                         514       363           953            464
                                ===================       =====================


 (2) Includes the operations of Air Canada (incl. Tango), ZIP, Aeroplan, Air Canada Capital, Simco, Acetek and Destina.
 (3) Mainline-related operating statistics exclude capacity purchase arrangements with third party carriers.
 (4) Before reorganization and restructuring items.
 (5) Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM producing businesses.
 (6) Excludes maintenance down-time.
 (7) Net of fuel hedging and includes all fuel handling expense.

                                                                     DOCUMENT 4

                  Form 52-109FT2 - Certification of Interim
                       Filings during Transition Period


I, Robert A. Milton, President and Chief Executive Officer of ACE AVIATION HOLDINGS INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC., (the "issuer") for the interim period ending September 30, 2004 ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004


(signed) Robert A. Milton
-------------------------------------
Robert A. Milton
President and Chief Executive Officer

                                                                     DOCUMENT 5

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, M. Robert Peterson, Executive Vice President and Chief Financial Officer of ACE AVIATION HOLDINGS INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC., (the "issuer") for the interim period ending September 30, 2004 ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 12, 2004


(signed) M. Robert Peterson
---------------------------------------------------
M. Robert Peterson
Executive Vice President and Chief Financial Officer

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ACE AVIATION HOLDINGS INC.
                                        --------------------------------------
                                                    (Registrant)

Date:   November 18, 2004               By: /s/ PAUL LETOURNEAU
        ------------------                  ---------------------------------
                                            Name:  Paul Letourneau
                                            Title: Corporate Secretary